Exhibit 99.1

Q1 2024

FIRST QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2024 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, wells expected to be drilled in 2024; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

This document contains references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Vermilion Energy Inc. ■ Page 1 ■ 2024 First Quarter Report

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 2 ■ 2024 First Quarter Report

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal-course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 3 ■ 2024 First Quarter Report

Highlights

•	Q1 2024 fund flows from operations (“FFO”)(1) was $431 million ($2.68/basic share)(2) and exploration and development (“E&D”) capital expenditures(3) were $190 million, resulting in free cash flow (“FCF”)(4) of $241 million ($1.49/basic share)(5).

•	Net debt(6) decreased by $134 million in Q1 2024 to $944 million, achieving our net debt target of $1 billion and representing a net debt to trailing FFO ratio(7) of 0.7 times, the lowest in over a decade.

•	Vermilion returned $56 million to shareholders during Q1 2024, comprised of $19 million of dividends and $37 million of share buybacks. The Q1 2024 dividend represents a 20% increase over our previous quarterly dividend, aligned with our intention to provide ratable dividend increases as part of our return of capital framework.

•	With the achievement of our $1 billion net debt, we increased our return of capital target to 50% of excess FCF on an annual basis and significantly increased our pace of share buybacks during the quarter, repurchasing and cancelling 2.4 million shares, including 1.0 million shares during the month of March and repurchasing an additional 1.0 million shares during the month of April. We plan to maintain a robust pace of share buybacks in the months ahead as we manage towards an annual return of capital target of 50% of excess FCF.

•	In conjunction with our Q1 2024 release, we announced a quarterly cash dividend of $0.12 per share, payable on July 15, 2024 to shareholders of record on June 28, 2024.

•	Production during the first quarter of 2024 averaged 85,505 boe/d(8), comprised of 52,959 boe/d(8) from our North American assets and 32,546 boe/d(8) from our International assets. Production for the quarter was above the upper end of our Q1 2024 guidance range primarily due to strong operating performance from our Germany and United States assets.

•	In Germany, we successfully drilled our first deep gas exploration well and are pleased to report that we discovered gas within the targeted zone. This well was drilled to a total depth of approximately 5,000 metres, representing the deepest well we have ever drilled in Europe. We plan to test the well during the second quarter and prepare for tie-in operations with an anticipated on-stream date of early 2025. We also plan to commence drilling on the second well (0.6 net) of our inaugural deep gas program in Q2 2024, which is a higher risk prospect targeting a very large structure that is expected to take three to four months to drill.

•	In Croatia, construction of the gas plant on the SA-10 block is nearing completion which will add over 2,000 boe/d of European gas currently behind pipe. This production will contribute to FCF immediately upon start-up of the gas plant. In addition, we successfully completed drilling two of the four planned exploration wells on the SA-7 block, and completed drilling a third well subsequent to the quarter. All three wells drilled to date have discovered hydrocarbons in multiple zones which we expect will contribute to FCF in the years ahead.

•	In Canada, construction of the 16,000 boe/d Mica Montney battery is nearing completion and remains scheduled for startup in late Q2 2024. We successfully completed the first six (6.0 net) BC Montney wells of our 2024 program and initial flowback results are in line with the strong performance seen on the original two wells on the 16-28 pad.

Vermilion Energy Inc. ■ Page 4 ■ 2024 First Quarter Report

($M except as indicated)	Q1 2024	Q4 2023	Q1 2023
Financial
Petroleum and natural gas sales	508,035	522,969	552,698
Cash flows from operating activities	354,295	343,831	388,629
Fund flows from operations (1)	431,358	372,117	253,167
Fund flows from operations ($/basic share) (2)	2.68	2.27	1.56
Fund flows from operations ($/diluted share) (2)	2.64	2.27	1.51
Net earnings (loss)	2,305	(803,136)	380,332
Net earnings (loss) ($/basic share)	0.01	(4.91)	2.34
Cash flows used in investing activities	181,343	132,932	108,695
Capital expenditures (3)	190,442	142,887	154,820
Acquisitions (9)	9,752	25,724	251,772
Dispositions	-	14,855	182,152
Asset retirement obligations settled	4,975	28,937	2,554
Repurchase of shares	36,409	28,736	30,141
Cash dividends ($/share)	0.12	0.10	0.10
Dividends declared	19,183	16,227	16,226
% of fund flows from operations (10)	4%	4%	6%
Payout (12)	214,600	188,051	173,600
% of fund flows from operations (11)	50%	51%	69%
Free cash flow (4)	240,916	229,230	98,347
Long-term debt	933,506	914,015	933,463
Net debt (6)	944,496	1,078,567	1,368,029
Net debt to four quarter trailing fund flows from operations (7)	0.7	0.9	0.9
Operational
Production (8)
Crude oil and condensate (bbls/d)	32,695	32,866	33,291
NGLs (bbls/d)	7,046	7,412	7,896
Natural gas (mmcf/d)	274.59	283.91	247.61
Total (boe/d)	85,505	87,597	82,455
Average realized prices
Crude oil and condensate ($/bbl)	104.26	107.91	98.62
NGLs ($/bbl)	34.16	33.38	36.23
Natural gas ($/mcf)	6.10	8.48	10.77
Production mix (% of production)
% priced with reference to WTI	32%	29%	39%
% priced with reference to Dated Brent	15%	17%	12%
% priced with reference to AECO	32%	31%	34%
% priced with reference to TTF and NBP	21%	23%	15%
Netbacks ($/boe)
Operating netback (12)	62.07	57.48	46.33
Fund flows from operations ($/boe) (13)	53.86	48.83	34.52
Average reference prices
WTI (US $/bbl)	76.96	78.32	76.13
Dated Brent (US $/bbl)	83.24	84.05	81.27
AECO ($/mcf)	2.50	2.30	3.22
TTF ($/mcf)	11.77	17.45	22.99
Share information ('000s)
Shares outstanding - basic	159,859	162,271	162,261
Shares outstanding - diluted (14)	164,044	166,456	168,874
Weighted average shares outstanding - basic	161,221	163,335	162,585
Weighted average shares outstanding - diluted (14)	163,648	163,335	167,857
(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Vermilion Energy Inc. ■ Page 5 ■ 2024 First Quarter Report

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures comparable to cash flows from operating activities. FCF is comprised of FFO less drilling and development and exploration and evaluation expenditures and EFCF is FCF less payments on lease obligations and asset retirement obligations settled. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(10)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(11)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(12)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(13)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(14)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP”), based on current estimates of future performance factors and forfeiture rates.

Vermilion Energy Inc. ■ Page 6 ■ 2024 First Quarter Report

Message to Shareholders

The first quarter of 2024 was another strong quarter for Vermilion with continued operational momentum, achievement of our debt target, increased return of capital and advancement of our key growth projects that will underpin our long-term free cash flow (“FCF”). Production during Q1 2024 averaged 85,505 boe/d(1), above the upper end of our Q1 2024 guidance range primarily due to strong operating performance from our Germany and United States assets. We generated $431 million of fund flows from operations (“FFO”) and invested $190 million of E&D capital in Q1 2024, resulting in $241 million of FCF for the quarter. We returned $56 million of FCF to shareholders in Q1 2024 through dividends and share buybacks and reduced net debt by $134 million to $944 million. With the achievement of our $1 billion net debt target, we increased our return of capital target to 50% of excess FCF on an annual basis and significantly increased our pace of share buybacks during the quarter, repurchasing and cancelling 2.4 million shares, including 1.0 million shares during the month of March. We continued this pace subsequent to the quarter, and have repurchased an additional 1.0 million shares during the month of April. We plan to maintain a robust share buyback program in the months ahead as we manage towards an annual return of capital target of 50% of excess FCF, with the ultimate goal of increasing FCF per share.

Our 2024 capital program is progressing as planned, including advancements of all key growth projects including our Montney liquids-rich gas development, Germany deep gas exploration and Croatia gas development. In BC, construction of the 8-33 Montney battery is nearing completion. This battery will more than double our Montney infrastructure capacity to approximately 20,000 boe/d, which we intend to fill over the coming years as we build out our BC Montney asset, and lays the groundwork for future expansion to 28,000 boe/d. The successful completion and initial flowback results from our first Montney pad of 2024 continues to validate the quality of our BC Mica Montney asset, while continued optimization of our drilling and completion methods resulted in cost savings of approximately 15% compared to the previous BC drilling program. In Croatia, construction of the gas plant on the SA-10 block in Croatia is nearing completion which will add over 2,000 boe/d of European gas currently behind pipe. We expect our Croatia gas production from the SA-10 block to generate an operating netback over $50 per boe in 2024 due to having direct exposure to premium European gas prices.

Our European gas exploration program is off to a strong start. In Germany, we successfully drilled the first of two planned deep gas exploration wells and are pleased to report that we discovered gas within the target zone. This well was drilled to a total depth of approximately 5,000 metres, representing the deepest well we have ever drilled in Europe. We plan to test the well during the second quarter and prepare for tie-in operations with an anticipated on-stream date of early 2025. These initial results are very encouraging as it helps validate our geological model and sets the stage for a multi-year drilling campaign, which could provide Vermilion with years of organic production growth of high valued European gas. In Croatia, we successfully completed drilling two of the four planned exploration wells on the SA-7 block, and completed drilling a third well subsequent to the quarter. We discovered hydrocarbon in multiple zones from all three wells, which is very encouraging.

Vermilion is well positioned for the future, with a strong balance sheet and continued operational momentum which will support our recently enhanced return of capital framework. Our return of capital framework provides investors with a growing base dividend and meaningful share buyback program which we expect to augment with modest organic production growth in the future as we develop our growth assets. We will continue to focus on operational excellence and executing our 2024 plan while maintaining financial discipline, which will set the foundation for future profitable growth. We look forward to providing further updates on our key growth projects in the months ahead.

Q1 2024 Operations Review

North America

Production from our North American operations averaged 52,959 boe/d(1) in Q1 2024, a decrease of 2% from the previous quarter due to natural declines in Canada, partially offset by strong performance from non-operated Parkman wells in the United States that were brought on production in the quarter.

In the Deep Basin, we drilled three (3.0 net), completed three (3.0 net), and brought on production five (5.0 net) Mannville liquids-rich conventional natural gas wells. At Mica, we drilled and completed six (6.0 net) BC Montney liquids-rich shale gas wells in advance of the expected start-up of our 8-33 BC battery in late Q2 2024. In Saskatchewan, we drilled four (4.0 net), completed four (4.0 net), and brought on production four (4.0 net) light and medium crude oil wells, while in the United States, six (2.0 net) non-operated light and medium crude oil wells drilled in the prior quarter were completed and brought on production.

Construction of the 16,000 boe/d Mica Montney battery is nearing completion and remains scheduled for startup in late Q2 2024. We successfully completed the first six (6.0 net) BC Montney wells of our 2024 program and initial flowback results are in line with the strong performance seen on the first two wells on our 16-28 pad that were brought on production in 2023. These results are very positive as it continues to validate the quality of our BC Mica Montney asset. We continued to optimize our drilling and completion processes throughout our 2024 BC program, which resulted in cost savings of approximately 15% compared to the previous BC program. Our 2024 BC program used 17% less water than previous programs, reducing both costs and our environmental impact, and we saw further optimization through improved well design as well as design and execution on completion processes. A pilot program testing higher intensity completions aims to further improve the efficiency with which we develop our Montney asset.

Vermilion Energy Inc. ■ Page 7 ■ 2024 First Quarter Report

International

Production from our International operations averaged 32,546 boe/d(1) in Q1 2024, a decrease of 3% over the previous quarter primarily due to natural declines in Ireland and Australia, partially offset by higher production in Germany on strong asset performance.

In Germany, we successfully drilled our first deep gas exploration well and are pleased to report that we discovered gas within the targeted zone. This well was drilled to a total depth of approximately 5,000 metres, representing the deepest well we have ever drilled in Europe. We plan to test the well during the second quarter and prepare for tie-in operations with an anticipated on-stream date of early 2025. We also plan to commence drilling on the second well (0.6 net) of our inaugural deep gas program in Q2 2024, which is a higher risk prospect targeting a very large structure that is expected to take three to four months to drill.

In Croatia, construction of the gas plant on the SA-10 block is nearing completion, with testing and pre-commissioning activities currently underway. The gas plant remains on schedule for start-up mid-year, which will add over 2,000 boe/d of European gas currently behind pipe. In addition, we successfully completed drilling two (1.2 net) of the four (2.4 net) planned exploration wells on the SA-7 block, and completed drilling an additional one (0.6 net) well subsequent to the quarter. All three wells drilled to date have discovered hydrocarbons in multiple zones which we expect will contribute to FCF in the years ahead. Testing operations are planned for the second quarter, along with drilling the fourth well of the program.

Our Australia operations saw strong performance for a second consecutive quarter. Production of 4,264 bbls/d and a draw on inventory resulted in sales of over 570,000 bbls of oil, including a lifting that sold for more than $130/bbl. The premium realized pricing in Australia drives outsized netbacks and FCF.

Outlook and Guidance Update

Our Q2 2024 capital program includes completing the BC Mica Montney battery and Croatia SA-10 gas plant and tying in the behind pipe production in each of those areas. Drilling operations will continue on the remaining BC Mica Montney wells in Canada, the second exploration well in Germany and the fourth exploration well on the SA-7 block in Croatia while we also conduct further evaluation and testing of the successful exploration wells in Germany and Croatia. Most of the production from activity in the first half of 2024 will not be on stream until mid-year or later, and as a result we expect Q2 2024 production to be in the range of 83,000 to 85,000 boe/d.

Organizational Update

Mr. Jenson Tan has stepped down from his position as Vice President, Business Development. We would like to thank Mr. Tan for his many contributions to Vermilion over the past 13 years. Mr. Todd Keenan has been promoted to Director, Business Development. Mr. Keenan is an experienced Business Development professional and joined Vermilion in 2017. He has worked on many material deals for Vermilion in North America and International, and has led our corporate reserves process. Prior to joining Vermilion, he worked in engineering and A&D roles at Prairie Sky Royalty, Talisman Energy and Tristone Capital / Macquarie Tristone. Mr. Keenan has a Masters of Engineering degree in Petroleum Engineering and holds the Chartered Financial Analyst® designation.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of May 1, 2024, we have 36% of our expected net-of-royalty production hedged for the remainder of 2024. With respect to individual commodity products, we have hedged 46% of our European natural gas production, 35% of our crude oil production, and 31% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

Vermilion Energy Inc. ■ Page 8 ■ 2024 First Quarter Report

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
May 1, 2024

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Vermilion Energy Inc. ■ Page 9 ■ 2024 First Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Sales	508,035	63.45	552,698	75.36
Royalties	(48,553)	(6.06)	(67,344)	(9.18)
Transportation	(22,962)	(2.87)	(23,050)	(3.14)
Operating	(149,311)	(18.65)	(136,825)	(18.66)
General and administration	(23,703)	(2.96)	(19,889)	(2.71)
Corporate income tax expense	(25,642)	(3.20)	(22,262)	(3.04)
Windfall taxes	-	-	(21,440)	(2.92)
PRRT	(10,783)	(1.35)	-	-
Interest expense	(18,392)	(2.30)	(21,875)	(2.98)
Realized gain on derivatives	220,615	27.55	14,330	1.95
Realized foreign exchange gain (loss)	1,871	0.23	(4,771)	(0.65)
Realized other income	183	0.02	3,595	0.49
Fund flows from operations	431,358	53.86	253,167	34.52
Equity based compensation	(5,518)		(23,525)
Unrealized (loss) gain on derivative instruments (1)	(188,744)		92,698
Unrealized foreign exchange loss (1)	(21,641)		(15,478)
Accretion	(17,934)		(20,051)
Depletion and depreciation	(178,434)		(148,131)
Deferred tax (expense) recovery	(16,645)		36,466
Gain on business combination	-		432,550
Loss on disposition	-		(226,828)
Unrealized other expense	(137)		(536)
Net earnings	2,305		380,332
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation cost and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used to determine the funding available to return to shareholders after costs attributable to normal business operations.

Vermilion Energy Inc. ■ Page 10 ■ 2024 First Quarter Report

($M)	Q1 2024	Q1 2023
Cash flows from operating activities	354,295	388,629
Changes in non-cash operating working capital	72,088	(138,016)
Asset retirement obligations settled	4,975	2,554
Fund flows from operations	431,358	253,167
Drilling and development	(182,298)	(153,328)
Exploration and evaluation	(8,144)	(1,492)
Free cash flow	240,916	98,347
Payments on lease obligations	(4,102)	(4,399)
Asset retirement obligations settled	(4,975)	(2,554)
Excess free cash flow	231,839	91,394

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Current assets	886,368	823,514
Current derivative asset	(160,248)	(313,792)
Current liabilities	(767,189)	(696,074)
Current lease liability	20,584	21,068
Current derivative liability	9,495	732
Adjusted working capital	(10,990)	(164,552)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q1 2024	Q1 2023
Drilling and development	182,298	153,328
Exploration and evaluation	8,144	1,492
Capital expenditures	190,442	154,820

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q1 2024	Q1 2023
Dividends Declared	19,183	16,226
Drilling and development	182,298	153,328
Exploration and evaluation	8,144	1,492
Asset retirement obligations settled	4,975	2,554
Payout	214,600	173,600
% of fund flows from operations	50%	69%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

Vermilion Energy Inc. ■ Page 11 ■ 2024 First Quarter Report

($M)	Q1 2024	Q1 2023
Acquisitions, net of cash acquired	379	134,225
Acquisition of securities	9,373	1,476
Acquired working capital deficit	-	116,071
Acquisitions	9,752	251,772

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Long-term debt	933,506	914,015
Adjusted working capital	10,990	164,552
Net debt	944,496	1,078,567

Ratio of net debt to four quarter trailing fund flows from operations	0.7	0.9

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Vermilion Energy Inc. ■ Page 12 ■ 2024 First Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated May 1, 2024, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three months ended March 31, 2024 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and the audited consolidated financial statements for the years ended December 31, 2023 and 2022, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP and other specified financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP and Other Specified Financial Measures”.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 13 ■ 2024 First Quarter Report

Guidance

On December 12, 2023, we released our 2024 capital budget and associated production guidance, which assumed a mid-year startup of the new BC Montney battery and Croatia gas plant. On May 1, 2024, we increased 2024 guidance for royalty rate and cash taxes to reflect the impact of higher forward pricing for crude oil on these items. The Company’s guidance for 2024 is as follows:

Category	Prior (1)	Current (1)
Production (boe/d)	82,000 - 86,000	82,000 - 86,000
E&D capital expenditures ($MM)	$600 - 625	$600 - 625
Royalty rate (% of sales)	7 - 9%	9 - 11%
Operating ($/boe)	$17.00 - 18.00	$17.00 - 18.00
Transportation ($/boe)	$3.00 - 3.50	$3.00 - 3.50
General and administration ($/boe)	$2.50 - 3.00	$2.50 - 3.00
Cash taxes (% of pre-tax FFO)	5 - 7%	7 - 9%
Asset retirement obligations settled ($MM)	$60	$60
Payments on lease obligations ($MM) (2)	$30 - 60	$30 - 60
(1)	Current 2024 guidance reflects foreign exchange assumptions of CAD/USD 1.37, CAD/EUR 1.47, and CAD/AUD 0.89. Prior 2024 guidance reflects foreign exchange assumptions of CAD/USD 1.35, CAD/EUR 1.47, and CAD/AUD 0.89.
(2)	Payments on lease obligations includes contractual amounts owing on leases, as well as up to $30 million to account for accelerated principal payments that may be made in 2024.

Vermilion Energy Inc. ■ Page 14 ■ 2024 First Quarter Report

Vermilion's Business

Vermilion is a Calgary, Alberta-based international oil and gas producer focused on the acquisition, exploration, development, and optimization of producing properties in North America, Europe, and Australia. We manage our business through our Calgary head office and our international business unit offices.

Q1 2024 production of 85,505 boe/d

International: 38%
North America: 62%

Q1 2024 capital expenditures of $190.4MM

International: 28%
North America: 72%

International: 63%
North America: 37%

Vermilion Energy Inc. ■ Page 15 ■ 2024 First Quarter Report

Consolidated Results Overview

	Q1 2024	Q1 2023	Q1/24 vs. Q1/23
Production (1)
Crude oil and condensate (bbls/d)	32,695	33,291	(2)%
NGLs (bbls/d)	7,046	7,896	(11)%
Natural gas (mmcf/d)	274.59	247.61	11%
Total (boe/d)	85,505	82,455	4%
(Draw) build in inventory (mbbls)	(226)	87
Financial metrics
Fund flows from operations ($M) (2)	431,358	253,167	70%
Per share ($/basic share)	2.68	1.56	72%
Net earnings ($M)	2,305	380,332	(99)%
Per share ($/basic share)	0.01	2.34	(100)%
Cash flows from operating activities ($M)	354,295	388,629	(9)%
Free cash flow ($M) (3)	240,916	98,347	145%
Long-term debt ($M)	933,506	933,463	- %
Net debt ($M) (4)	944,496	1,368,029	(31)%
Activity
Capital expenditures ($M) (5)	190,442	154,820	23%
Acquisitions ($M) (6)	9,752	251,772	(96)%
Dispositions ($M)	-	182,152	(100)%
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure respectively most directly comparable to net earnings and net earnings per share, respectively. The measures do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, and realized gain (loss) on derivatives, plus realized gain (loss) on foreign exchange and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.

Vermilion Energy Inc. ■ Page 16 ■ 2024 First Quarter Report

Financial performance review

•	We recorded net earnings of $2.3 million ($0.01/basic share) for Q1 2024 compared to $380.3 million ($2.34/basic share) in Q1 2023. The decrease in net earnings was primarily due to the gain recognized on the Corrib acquisition in Q1 2023 and decreases in unrealized derivative gains of $281.4 million due to changes in our mark-to-market position. The decrease to net earnings was partially offset by the loss recognized on disposition of the southeast Saskatchewan assets in Q1 2023 and higher fund flows from operations.

Vermilion Energy Inc. ■ Page 17 ■ 2024 First Quarter Report

•	We generated cash flows from operating activities of $354.3 million in Q1 2024 compared to $388.6 million in Q1 2023 and fund flows from operations of $431.4 million in Q1 2024 compared to $253.2 million in Q1 2023. The increase in fund flows from operations was primarily driven by higher realized pricing after hedging, higher sales volumes and reduced windfall taxes. The variance between cash flows from operating activities and fund flows from operations is primarily due to timing of non-cash working capital impacts of the windfall taxes payable at Q1 2023.

Production review

Q1 2024 vs. Q1 2023

•	Consolidated average production of 85,505 boe/d in Q1 2024 increased compared to Q1 2023 production of 82,455 boe/d. Production increased primarily due to the acquired 36.5% interest in the Corrib Natural Gas Project and production in Australia coming online after downtime in 2023, which more than offset the 5,500 boe/d of non-core production sold in southeast Saskatchewan at the end of Q1 2023.

Vermilion Energy Inc. ■ Page 18 ■ 2024 First Quarter Report

Activity review
•	For the three months ended March 31, 2024, capital expenditures were $190.4 million.
•	In our North America core region, we invested capital expenditures of $136.5 million. In Canada, capital expenditures totaled $124.3 million as we drilled three (3.0 net), completed three (3.0 net), and brought on production five (5.0 net) Mannville liquids-rich conventional natural gas wells in the Deep Basin. At Mica, we drilled and completed six (6.0 net) BC Montney liquids-rich shale gas wells in advance of the expected start-up of our 8-33 BC battery in late Q2 2024. In Saskatchewan, we drilled four (4.0 net), completed four (4.0 net), and brought on production four (4.0 net) light and medium crude oil wells. In the United States, we invested $12.2 million, as we completed and brought on production six (2.0 net) non-operated light and medium crude oil wells in Wyoming.
•	In our International core region, capital expenditures of $53.9 million were invested during Q1 2024. In Germany, we invested $24.0 million as we advanced our deep gas exploration and development plans and continued drilling activities. In France and the Netherlands, we invested $11.0 million and $4.6 million, respectively, primarily on subsurface maintenance activities and facilities. In Australia, $6.2 million was invested as we preformed routine facilities maintenance. In Central and Eastern Europe, $5.0 million was invested in the drilling program on the SA-7 block, while in Ireland, $3.1 million was invested.

Financial sustainability review

Free cash flow

•	Free cash flow of $485.8 million increased by $53.7 million for the three months ended March 31, 2024 compared to the prior year period primarily driven by increased fund flows from operations partially offset by higher expenditures on drilling and development activities.

Long-term debt and net debt

•	Long-term debt remained relatively flat at $0.9 billion as at March 31, 2024 and December 31, 2023 and the revolving credit facility remained undrawn.
•	As at March 31, 2024, net debt decreased to $944.5 million (December 31, 2023 - $1,078.6 million) as a result of strong free cash flow generation.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) decreased to 0.7 as at March 31, 2024 (December 31, 2023 - 0.9) primarily due to higher four quarter trailing fund flows from operations on settlement of derivative contracts partially offset by a decrease in pricing across all commodities.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding four quarters (total of segments measure). The measure is used to assess our ability to repay debt.

Vermilion Energy Inc. ■ Page 19 ■ 2024 First Quarter Report

Benchmark Commodity Prices

	Q1 2024	Q1 2023	Q1/24 vs. Q1/23
Crude oil
WTI ($/bbl)	103.79	102.97	1%
WTI (US $/bbl)	76.96	76.13	1%
Edmonton Sweet index ($/bbl)	92.12	99.07	(7)%
Edmonton Sweet index (US $/bbl)	68.31	73.25	(7)%
Saskatchewan LSB index ($/bbl)	89.56	94.19	(5)%
Saskatchewan LSB index (US $/bbl)	66.41	69.64	(5)%
Canadian C5+ Condensate index ($/bbl)	98.15	107.97	(9)%
Canadian C5+ Condensate index (US $/bbl)	72.78	79.83	(9)%
Dated Brent ($/bbl)	112.26	109.92	2%
Dated Brent (US $/bbl)	83.24	81.27	2%
Natural gas
North America
AECO 5A ($/mcf)	2.50	3.22	(22)%
Henry Hub ($/mcf)	3.02	4.62	(35)%
Henry Hub (US $/mcf)	2.24	3.42	(35)%
Europe(1)
NBP Day Ahead ($/mmbtu)	11.78	21.91	(46)%
NBP Month Ahead ($/mmbtu)	12.97	31.74	(59)%
NBP Day Ahead (#eu#/mmbtu)	8.05	15.09	(47)%
NBP Month Ahead (#eu#/mmbtu)	8.86	21.87	(59)%
TTF Day Ahead ($/mmbtu)	11.77	22.99	(49)%
TTF Month Ahead ($/mmbtu)	13.10	33.03	(60)%
TTF Day Ahead (#eu#/mmbtu)	8.04	15.84	(49)%
TTF Month Ahead (#eu#/mmbtu)	8.95	22.76	(61)%
Average exchange rates
CDN $/US $	1.35	1.35	- %
CDN $/Euro	1.46	1.45	1%
Realized prices
Crude oil and condensate ($/bbl)	104.26	98.62	6%
NGLs ($/bbl)	34.16	36.23	(6)%
Natural gas ($/mcf)	6.10	10.77	(43)%
Total ($/boe)	63.45	75.36	(16)%
(1)	NBP and TTF pricing can occur on a day-ahead ("DA") or month-ahead ("MA") basis. DA prices in a period reflect the average current day settled price on the next days' delivery and MA prices in a period represent daily one month futures contract prices which are determined at the end of each month. In a rising price environment, the DA price will tend to be greater than the MA price and vice versa. Natural gas in the Netherlands and Germany is benchmarked to the TTF and production is generally equally split between DA and MA contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In our North America core region, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index, the Saskatchewan LSB index, and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) or the Henry Hub ("HH") index (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to NBP, TTF, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 20 ■ 2024 First Quarter Report

•	Crude oil prices increased in Q1 2024 relative to Q1 2023 on improved supply demand fundamentals and heightened geopolitical risk premium. Canadian dollar WTI increased by 1% and Brent increased by 2% in Q1 2024 relative to Q1 2023.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential widened by $7.79/bbl to a discount of $11.68/bbl against WTI, and the Saskatchewan LSB differential widened by $5.48/bbl to a discount of $14.25/bbl against WTI.
•	Approximately 45% of Vermilion’s Q1 2024 crude oil and condensate production was priced at the Dated Brent index, which averaged a premium to WTI of US$6.28/bbl, while the remainder of our crude oil and condensate production was priced at the Saskatchewan LSB, Canadian C5+, Edmonton Sweet, and WTI indices.

•	In Canadian dollar terms, year-over-year, prices for European natural gas linked to NBP and TTF decreased by 42% and 49% respectively on a day-ahead basis. On a month ahead basis, NBP and TTF decreased by 59% and 60% respectively. Prices declined in response to low seasonal and industrial demand in Europe, strong LNG import volumes and historically high storage levels.
•	Year-over-year natural gas prices in Canadian dollar terms at NYMEX HH, and AECO decreased by 35% and 22% respectively. Both NYMEX HH and AECO prices declined due to strong production growth, weak seasonal demand and historically high storage levels.
•	For Q1 2024, average European natural gas prices represented a $9.91/mcf premium to AECO. Approximately 42% of our natural gas production in Q1 2024 benefited from this premium European pricing.

Vermilion Energy Inc. ■ Page 21 ■ 2024 First Quarter Report

North America

	Q1 2024	Q1 2023
Production (1)
Crude oil and condensate (bbls/d)	19,236	24,237
NGLs (bbls/d)	7,046	7,895
Natural gas (mmcf/d)	160.07	167.48
Total production volume (boe/d)	52,959	60,046
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Sales	213,256	44.25	296,352	54.84
Royalties	(33,880)	(7.03)	(41,499)	(7.68)
Transportation	(11,333)	(2.35)	(13,181)	(2.44)
Operating	(68,672)	(14.25)	(76,219)	(14.10)
General and administration (1)	(8,202)	(1.70)	(5,371)	(0.99)
Corporate income tax expense (1)	(3,142)	(0.65)	(647)	(0.12)
Fund flows from operations	88,027	18.27	159,435	29.51
Drilling and development	(136,509)		(116,070)
Free cash flow	(48,482)		43,365
(1)	General and administration includes amounts from our Corporate segment. Corporate income tax expense primarily relates to income taxes on Corporate segment activities.

Production from our North American operations averaged 52,959 boe/d in Q1 2024, a decrease of 2% from the previous quarter due to natural declines in Canada, partially offset by strong performance from non-operated Parkman wells in the United States that were brought on production in the quarter.

In the Deep Basin, we drilled three (3.0 net), completed three (3.0 net), and brought on production five (5.0 net) Mannville liquids-rich conventional natural gas wells. At Mica, we drilled and completed six (6.0 net) BC Montney liquids-rich shale gas wells in advance of the expected start-up of our 8-33 BC battery in late Q2 2024. In Saskatchewan, we drilled four (4.0 net), completed four (4.0 net), and brought on production four (4.0 net) light and medium crude oil wells, while in the United States, six (2.0 net) non-operated light and medium crude oil wells drilled in the prior quarter were completed and brought on production.

Sales

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Canada	175,045	40.93	264,097	53.36
United States	38,211	70.43	32,255	70.89
North America	213,256	44.25	296,352	54.84

Sales in North America decreased for the three months ended March 31, 2024 versus the prior year primarily due to lower realized commodity prices and lower production volumes in Canada after the sale of non-core southeast Saskatchewan assets in 2023.

Vermilion Energy Inc. ■ Page 22 ■ 2024 First Quarter Report

Royalties

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Canada	(22,555)	(5.27)	(32,896)	(6.65)
United States	(11,325)	(20.87)	(8,603)	(18.91)
North America	(33,880)	(7.03)	(41,499)	(7.68)

Royalties in North America decreased on a dollar and per unit basis for the three months ended March 31, 2024 versus the prior year primarily due to decreased sliding scale royalties on lower benchmark commodity prices and lower production, partially offset by higher crude oil royalties in the United States primarily due to higher production. Royalties as a percentage of sales for the three months ended March 31, 2024 were 15.9% compared to 14.0% in the prior year.

Transportation

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Canada	(10,954)	(2.56)	(13,114)	(2.65)
United States	(379)	(0.70)	(67)	(0.15)
North America	(11,333)	(2.35)	(13,181)	(2.44)

Transportation expense in North America decreased on a dollar and per boe basis for the three months ended March 31, 2024 versus the prior year, primarily due to lower pipeline tariffs on natural gas.

Operating expense

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Canada	(60,458)	(14.14)	(69,667)	(14.08)
United States	(8,214)	(15.14)	(6,552)	(14.40)
North America	(68,672)	(14.25)	(76,219)	(14.10)

Operating expenses in North America decreased on a dollar basis (flat on a per boe basis) for the three months ended March 31, 2024 compared to the prior year period primarily due to the disposition of the properties in southeast Saskatchewan at the end of Q1 2023 and lower fuel and electricity costs in Canada.

Vermilion Energy Inc. ■ Page 23 ■ 2024 First Quarter Report

International

	Q1 2024	Q1 2023
Production (1)
Crude oil and condensate (bbls/d)	13,459	9,054
Natural gas (mmcf/d)	114.52	80.13
Total production volume (boe/d)	32,546	22,408
Total sales volume (boe/d)	35,026	21,442
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Sales	294,779	92.48	256,346	132.84
Royalties	(14,673)	(4.60)	(25,845)	(13.39)
Transportation	(11,629)	(3.65)	(9,869)	(5.11)
Operating	(80,639)	(25.30)	(60,606)	(31.41)
General and administration	(15,501)	(4.86)	(14,518)	(7.52)
Corporate income tax expense	(22,500)	(7.06)	(21,615)	(11.20)
PRRT	(10,783)	(3.38)	-	-
Fund flows from operations	139,054	43.63	123,893	64.21
Drilling and development	(45,789)		(37,258)
Exploration and evaluation	(8,144)		(1,492)
Free cash flow	85,121		85,143

Production from our International operations averaged 32,546 boe/d in Q1 2024, a decrease of 3% over the previous quarter primarily due to natural declines in Ireland and Australia, partially offset by higher production in Germany on strong asset performance.

In Germany, we successfully drilled our first deep gas exploration well and are pleased to report that we discovered gas within the targeted zone. This well was drilled to a total depth of approximately 5,000 metres, representing the deepest well we have ever drilled in Europe. We plan to test the well during the second quarter and prepare for tie-in operations with an anticipated on-stream date of early 2025. We also plan to commence drilling on the second well (0.6 net) of our inaugural deep gas program in Q2 2024, which is a higher risk prospect targeting a very large structure that is expected to take three to four months to drill.

In Croatia, construction of the gas plant on the SA-10 block is nearing completion, with testing and pre-commissioning activities currently underway. The gas plant remains on schedule for start-up mid-year, which will add over 2,000 boe/d of European gas currently behind pipe. In addition, we successfully completed drilling two (1.2 net) of the four (2.4 net) planned exploration wells on the SA-7 block, and completed drilling an additional one (0.6 net) well subsequent to the quarter. All three wells drilled to date have discovered hydrocarbons in multiple zones which we expect will contribute to FCF in the years ahead. Testing operations are planned for the second quarter, along with drilling the fourth well of the program.

Sales

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Australia	74,826	131.10	-	-
France	88,996	113.24	64,466	108.15
Netherlands	34,966	72.01	69,081	156.31
Germany	31,184	73.27	71,472	139.17
Ireland	64,464	70.44	49,487	134.24
Central and Eastern Europe	343	78.53	1,840	191.07
International	294,779	92.48	256,346	132.84

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Vermilion Energy Inc. ■ Page 24 ■ 2024 First Quarter Report

Crude oil sales volumes (bbls/d)	Q1 2024	Q1 2023
Australia	6,272	-
France	8,636	6,623
Germany	865	1,398
International	15,773	8,021

Sales increased on a dollar basis for the three months ended March 31, 2024 versus the prior year primarily due to downtime in Australia in the prior year, the Corrib acquisition in Ireland, and timing of transportation in France. On a per boe basis, sales decreased primarily due to lower realized gas prices.

Royalties

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
France	(13,052)	(16.61)	(7,091)	(11.90)
Netherlands	(217)	(0.45)	(14,829)	(33.55)
Germany	(1,355)	(3.18)	(2,903)	(5.65)
Central and Eastern Europe	(49)	(11.22)	(1,022)	(106.13)
International	(14,673)	(4.60)	(25,845)	(13.39)

Royalties in our International core region are primarily incurred in France, Germany and the Netherlands, where royalties include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties decreased on a dollar and per unit basis for the three months ended March 31, 2024 versus the prior year primarily due to lower gas pricing, partially offset by increased oil pricing and increased production in France.

Transportation

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
France	(5,363)	(6.82)	(6,200)	(10.40)
Germany	(3,192)	(7.50)	(2,764)	(5.38)
Ireland	(3,074)	(3.36)	(905)	(2.45)
International	(11,629)	(3.65)	(9,869)	(5.11)

Transportation expense increased on a dollar basis for the three months ended March 31, 2024 versus the prior year primarily due to increased volumes in Ireland from acquired production at the end of Q1 2023. Transportation expense decreased on a per boe basis primarily due to lower vessel costs in France, partially offset by increases in tariffs in Germany.

Our production in Australia and Netherlands is not subject to transportation expense.

Vermilion Energy Inc. ■ Page 25 ■ 2024 First Quarter Report

Operating expense

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Australia	(26,786)	(46.93)	(15,331)	-
France	(21,440)	(27.28)	(16,547)	(27.76)
Netherlands	(10,610)	(21.85)	(12,912)	(29.22)
Germany	(10,761)	(25.28)	(10,663)	(20.76)
Ireland	(10,604)	(11.59)	(4,618)	(12.53)
Central and Eastern Europe	(438)	(100.27)	(535)	(55.56)
International	(80,639)	(25.30)	(60,606)	(31.41)

Operating expenses increased on a dollar basis for the three months ended March 31, 2024 primarily due to restart of production in Australia and associated liftings, increased sales in France, and increased working interest acquired in Ireland, partially offset by decreased power costs in the Netherlands.

Operating expenses decreased on a per boe basis for the year ended March 31, 2024 versus the prior year primarily attributable to the shut-in of our Wandoo platform in Australia for maintenance in 2023 resulting in the absence of production and sales.

Vermilion Energy Inc. ■ Page 26 ■ 2024 First Quarter Report

Consolidated Financial Performance Review

Financial performance

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Sales	508,035	63.45	552,698	75.36
Royalties	(48,553)	(6.06)	(67,344)	(9.18)
Transportation	(22,962)	(2.87)	(23,050)	(3.14)
Operating	(149,311)	(18.65)	(136,825)	(18.66)
General and administration	(23,703)	(2.96)	(19,889)	(2.71)
Corporate income tax expense	(25,642)	(3.20)	(22,262)	(3.04)
Windfall taxes	-	-	(21,440)	(2.92)
PRRT	(10,783)	(1.35)	-	-
Interest expense	(18,392)	(2.30)	(21,875)	(2.98)
Realized gain on derivatives	220,615	27.55	14,330	1.95
Realized foreign exchange gain (loss)	1,871	0.23	(4,771)	(0.65)
Realized other income	183	0.02	3,595	0.49
Fund flows from operations	431,358	53.86	253,167	34.52
Equity based compensation	(5,518)		(23,525)
Unrealized (loss) gain on derivative instruments (1)	(188,744)		92,698
Unrealized foreign exchange loss (1)	(21,641)		(15,478)
Accretion	(17,934)		(20,051)
Depletion and depreciation	(178,434)		(148,131)
Deferred tax (expense) recovery	(16,645)		36,466
Gain on business combination	-		432,550
Loss on disposition	-		(226,828)
Unrealized other expense (1)	(137)		(536)
Net earnings	2,305		380,332
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Fluctuations in fund flows from operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	General and administration expense increased for the three months ended March 31, 2024 versus the prior year primarily due to accounting for the cash settlement of previously equity based settled compensation (previously accounted for as a share-based settled expense) and timing of expenditures.

PRRT and corporate income taxes

•	PRRT for the three months ended March 31, 2024 increased versus the prior year due to downtime in Australia that resulted in no taxable income in Q1 2023.
•	Corporate income taxes for the three months ended March 31, 2024 remained relatively consistent versus the prior year.

Windfall taxes

•	Windfall taxes are the temporary taxes levied pursuant to the European Union’s temporary solidarity contribution. The contribution set out minimum amounts to be calculated on taxable profits starting in 2022 and/or 2023, which are above a 20% increase of the average yearly taxable profits for 2018 to 2021. For the two-year period of this policy Vermilion incurred $301 million of incremental taxes. Windfall taxes are not applicable to 2024 and future periods.
•	Windfall taxes were not incurred for the three months ended March 31, 2024.

Vermilion Energy Inc. ■ Page 27 ■ 2024 First Quarter Report

Interest expense

•	Interest expense decreased for the three months ended March 31, 2024 versus the prior year as our revolving credit facility was undrawn during Q1 2024 and we earned interest income on our net cash position.

Realized gain or loss on derivatives

•	For the three months ended March 31, 2024, we recorded realized gains on our natural gas hedges due to lower commodity pricing compared to the strike prices.
•	A listing of derivative positions as at March 31, 2024 is included in “Supplemental Table 2” of this MD&A.

Realized other income or expense

•	Realized other income for the three months ended March 31, 2024 decreased versus the prior year primarily due to proceeds received from insurance claims in Q1 2023.
Net earnings (loss)

Fluctuations in net earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains resulting from business combinations or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates primarily to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the three months ended March 31, 2024 versus the prior year primarily due to the cash settlement of previously share-based settled expenses and the lower value of LTIP awards outstanding in the current period.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

For the three months ended March 31, 2024, we recognized a net unrealized loss on derivative instruments of $188.7 million. This consists of unrealized losses of $151.6 million on our European natural gas commodity derivative instruments, $34.8 million on our crude oil derivative instruments, $2.6 million on our North American gas commodity derivative instruments, and $3.0 million on our USD-to-CAD foreign exchange swaps, partially offset by losses of $3.3 million on our equity swaps.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2024, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro denominated intercompany loans from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net earnings reflects only the parent company's side of the translation.
•	The translation of our USD denominated 2025 senior unsecured notes and USD denominated 2030 senior unsecured notes.

For the three months ended March 31, 2024, we recognized a net unrealized foreign exchange loss of $21.6 million, primarily driven by the effects of the US dollar strengthening 2% against the Canadian dollar on our USD senior notes.

Accretion

Accretion expense is recognized to update the present value of the asset retirement obligation balance. For the three months ended March 31, 2024, accretion expense decreased versus the prior year primarily due to the weakening of the Euro against the Canadian dollar, partially offset by a higher asset retirement obligation balance.

Vermilion Energy Inc. ■ Page 28 ■ 2024 First Quarter Report

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three months ended March 31, 2024 of $22.29 increased from $20.20 in the prior year primarily due to higher future development costs increasing the depletable base and lower reserve estimates, partially offset by decreases to the depletable base related to the impairments and dispositions recorded in 2023, and the weakening of the Euro against the Canadian dollar.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

For the three months ended March 31, 2024, the Company recorded deferred tax expense of $16.6 million compared to a deferred tax recovery of $36.5 million in the prior year period. The expense recorded in the current year is primarily attributable to the derecognition of deferred tax assets in Ireland driven by the decrease in European gas prices. In Q1 2023, the deferred tax recovery was driven by the disposition of assets in southeast Saskatchewan.

Vermilion Energy Inc. ■ Page 29 ■ 2024 First Quarter Report

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at March 31, 2024, we have a ratio of net debt to four quarter trailing fund flows from operations of 0.7. We will continue to monitor for changes in forecasted fund flows from operations and, as appropriate, will adjust our exploration, development capital plans (and associated production targets), and return of capital plans to target optimal debt levels.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Long-term debt	933,506	914,015
Adjusted working capital deficit (1)	10,990	164,552
Net debt	944,496	1,078,567

Ratio of net debt to four quarter trailing fund flows from operations	0.7	0.9
(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

As at March 31, 2024, net debt decreased to $944.5 million (December 31, 2023 - $1.1 billion) primarily due to strong free cash flow generation. The ratio of net debt to four quarter trailing fund flows from operations as at March 31, 2024 decreased to 0.7 (December 31, 2023 - 0.9) due to higher four quarter trailing fund flows from operations.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Mar 31, 2024	Dec 31, 2023
2025 senior unsecured notes	401,999	395,839
2030 senior unsecured notes	531,507	518,176
Long-term debt	933,506	914,015

Vermilion Energy Inc. ■ Page 30 ■ 2024 First Quarter Report

Revolving Credit Facility

As at March 31, 2024, Vermilion had in place a bank revolving credit facility maturing May 29, 2027 with terms and outstanding positions as follows:

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Total facility amount	1,600,000	1,600,000
Letters of credit outstanding	(21,836)	(18,116)
Unutilized capacity	1,578,164	1,581,884

As at March 31, 2024, there was no draw on the facility.

As at March 31, 2024, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2024	Dec 31, 2023
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.61	0.65
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	-	-
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	19.43	17.33

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2024, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at March 31, 2024 and December 31, 2023, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, paid semi-annually on March 15 and September 15, and mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally in right of payment with existing and future senior indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Subsequent to March 15, 2023, Vermilion may redeem some or all of the senior unsecured notes at a 100.00% redemption price plus any accrued and unpaid interest.

During the first quarter of 2024, Vermilion purchased $4.0 million of senior unsecured notes on the open market which were subsequently cancelled.

The Company has the right to roll over the senior unsecured notes under the existing revolving credit facility which matures May 29, 2027 thus has continued to classify the senior unsecured notes as non-current.

Vermilion Energy Inc. ■ Page 31 ■ 2024 First Quarter Report

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
April 2022 to July 2022	Quarterly	$0.060
August 2022 to March 2023	Quarterly	$0.080
April 2023 to March 2024	Quarterly	$0.100
April 2024 onwards	Quarterly	$0.120

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	162,271	4,142,566
Repurchase of shares	(2,412)	(62,294)
Balance at March 31	159,859	4,080,272

As at March 31, 2024, there were approximately 4.5 million equity based compensation awards outstanding. As at May 1, 2024, there were approximately 160.1 million common shares issued and outstanding.

On July 10, 2023, the Toronto Stock Exchange approved our notice of intention to renew our normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 16,308,587 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2023 and ending July 11, 2024. Common shares purchased under the NCIB will be cancelled.

In the first quarter of 2024, Vermilion purchased 2.4 million common shares under the NCIB for total consideration of $36.4 million. The common shares purchased under the NCIB were cancelled.

Subsequent to March 31, 2024, Vermilion purchased and cancelled 0.8 million shares under the NCIB for total consideration of $14.0 million.

Vermilion Energy Inc. ■ Page 32 ■ 2024 First Quarter Report

Asset Retirement Obligations

As at March 31, 2024, asset retirement obligations were $1,209.7 million compared to $1,159.1 million as at December 31, 2023. The increase in asset retirement obligations is primarily attributable to the Company's lower credit spread at March 31, 2024 compared to December 31, 2023 and accretion expense recognized. The credit spread decreased to 3.1% at March 31, 2024 compared to 3.6% at December 31, 2023 due to higher interest rates on government bonds and a lower expected cost of borrowing.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	3/31/2024	12/31/2023	Change
Credit spread added to below noted risk-free rates	3.1%	3.6%	(0.5) %
Country specific risk-free rate
Canada	3.3%	3.0%	0.3%
United States	4.3%	4.2%	0.1%
France	3.3%	3.0%	0.3%
Netherlands	2.7%	2.1%	0.6%
Germany	2.5%	2.3%	0.2%
Ireland	2.9%	2.7%	0.2%
Australia	4.2%	4.0%	0.2%

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.3% and 5.5% (as at December 31, 2023 - between 1.3% and 5.5%).

Vermilion Energy Inc. ■ Page 33 ■ 2024 First Quarter Report

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2023 available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the three months ended March 31, 2024. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2023, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Equinor Energy Ireland Limited, which was acquired on March 31, 2023. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109 which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period.

The tables below present the summary financial information of Equinor Energy Ireland Limited included in Vermilion's financial statements as at and for the three months ended March 31, 2024:

Equinor Energy Ireland Limited:

($M)	As at Mar 31, 2024
Non-current assets	684,338
Non-current liabilities	95,591
Net assets	536,306

($M)	Three Months Ended Mar 31, 2024
Revenue net of royalties	41,020
Net earnings	4,895

Recently Adopted Accounting Pronouncements

Vermilion did not adopt any new accounting pronouncements as at March 31, 2024 that would have a material impact on the Consolidated Interim Financial Statements.

Vermilion Energy Inc. ■ Page 34 ■ 2024 First Quarter Report

Regulatory Pronouncements Not Yet Adopted

Issuance of IFRS Sustainability Standards - IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures"

In June 2023, the International Sustainability Standards Board (ISSB) issued its inaugural standards - IFRS S1 and IFRS S2. The ISSB was formed as a new standard-setting board within the IFRS Foundation to issue standards that deliver a comprehensive global baseline of sustainability-related financial disclosures, operating alongside the International Accounting Standards Board.

IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, as long as both standards are applied. IFRS S1 provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities, while IFRS S2 sets out specific climate-related disclosures and is designed to be used in conjunction with IFRS S1. Canadian regulators have not yet mandated these standards; however, Vermilion is continuing to review the impact of the standards on its financial reporting.

IFRS 18 “Presentation and Disclosure in Financial Statements issued”

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements issued which will replace IAS 1 Presentation of Financial Statements. Retrospective application of the standard is mandatory for annual reporting periods starting from January 1, 2027 onwards with earlier application is permitted. Vermilion is assessing the impacts of the standard on its financial reporting.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings.

As of March 31, 2024, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 35 ■ 2024 First Quarter Report

Supplemental Table 1: Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q1 2024			Q1 2023
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Canada
Sales	73.88	2.12	40.93	80.35	4.14	53.36
Royalties	(11.73)	0.04	(5.27)	(10.90)	(0.36)	(6.65)
Transportation	(4.54)	(0.14)	(2.56)	(3.22)	(0.34)	(2.65)
Operating	(25.42)	(0.74)	(14.14)	(17.80)	(1.69)	(14.08)
Operating netback	32.19	1.28	18.96	48.43	1.75	29.98
General and administration			(3.04)			(4.76)
Fund flows from operations ($/boe)			15.92			25.22
United States
Sales	86.75	2.64	70.43	86.06	3.61	70.89
Royalties	(25.47)	(0.92)	(20.87)	(22.86)	(1.01)	(18.91)
Transportation	(0.91)	-	(0.70)	(0.19)	-	(0.15)
Operating	(18.68)	(0.55)	(15.14)	(14.69)	(2.24)	(14.40)
Operating netback	41.69	1.17	33.72	48.32	0.36	37.43
General and administration			(6.02)			(5.53)
Fund flows from operations ($/boe)			27.70			31.90
France
Sales	113.24	-	113.24	108.15	-	108.15
Royalties	(16.61)	-	(16.61)	(11.90)	-	(11.90)
Transportation	(6.82)	-	(6.82)	(10.40)	-	(10.40)
Operating	(27.28)	-	(27.28)	(27.76)	-	(27.76)
Operating netback	62.53	-	62.53	58.09	-	58.09
General and administration			(6.60)			(8.11)
Current income taxes			(7.41)			(2.03)
Fund flows from operations ($/boe)			48.52			47.95
Netherlands
Sales	84.85	11.94	72.01	81.66	26.22	156.31
Royalties	-	(0.08)	(0.45)	-	(5.67)	(33.55)
Transportation	-	-	-			-
Operating	(28.24)	(3.61)	(21.85)	-	(4.94)	(29.22)
Operating netback	56.61	8.25	49.71	81.66	15.61	93.54
General and administration			(3.99)			(4.78)
Current income taxes			(22.68)			(15.15)
Fund flows from operations ($/boe)			23.04			73.61
Germany
Sales	107.69	10.91	73.27	106.02	24.99	139.17
Royalties	-	(0.56)	(3.18)	(1.45)	(1.17)	(5.65)
Transportation	(26.59)	(0.53)	(7.50)	(11.50)	(0.57)	(5.38)
Operating	(36.91)	(3.77)	(25.28)	(22.87)	(3.35)	(20.76)
Operating netback	44.19	6.05	37.31	70.20	19.90	107.38
General and administration			(6.04)			(5.34)
Current income taxes			(10.27)			(25.47)
Fund flows from operations ($/boe)			21.00			76.57

Vermilion Energy Inc. ■ Page 36 ■ 2024 First Quarter Report

	Q1 2024			Q1 2023
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Ireland
Sales	-	11.74	70.44	-	22.37	134.24
Transportation	-	(0.56)	(3.36)	-	(0.41)	(2.45)
Operating	-	(1.93)	(11.59)	-	(2.09)	(12.53)
Operating netback	-	9.25	55.49	-	19.87	119.26
General and administration			(2.37)			(3.46)
Current income taxes			(0.49)			-
Fund flows from operations ($/boe)			52.63			115.80
Australia
Sales	131.10	-	131.10	-	-	-
Operating	(46.93)	-	(46.93)	-	-	-
PRRT (1)	(18.89)	-	(18.89)	-	-	-
Operating netback	65.28	-	65.28	-	-	-
General and administration			(3.05)			-
Current income taxes			(1.47)			-
Fund flows from operations ($/boe)			60.76			-
Total Company
Sales	92.56	6.10	63.45	86.37	10.77	75.36
Realized hedging gain (loss)	1.20	8.64	27.55	-	0.64	1.95
Royalties	(12.24)	(0.06)	(6.06)	(11.87)	(1.09)	(9.18)
Transportation	(4.50)	(0.23)	(2.87)	(4.39)	(0.32)	(3.14)
Operating	(27.20)	(1.79)	(18.65)	(23.52)	(2.32)	(18.66)
PRRT (2)	(2.81)	-	(1.35)	-	-	-
Operating netback	47.01	12.66	62.07	46.59	7.68	46.33
General and administration			(2.96)			(2.71)
Interest expense			(2.30)			(2.98)
Realized foreign exchange gain (loss)			0.23			(0.65)
Other income			0.02			0.49
Corporate income taxes			(3.20)			(3.04)
Windfall taxes			-			(2.92)
Fund flows from operations ($/boe)			53.86			34.52
(1)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 37 ■ 2024 First Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at March 31, 2024:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
WTI
Q2 2024	bbl	USD	-	-	-	-	-	-	14,000	79.72	-	-
Q3 2024	bbl	USD	-	-	-	-	-	-	9,500	80.11	-	-
AECO
Q2 2024	mcf	CAD	4,739	3.17	4,739	4.22	-	-	19,904	3.14	-	-
Q3 2024	mcf	CAD	4,739	3.17	4,739	4.22	-	-	19,904	3.14	-	-
Q4 2024	mcf	CAD	4,739	3.17	4,739	4.22	-	-	9,849	3.31	-	-
Q1 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
Q2 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
Q3 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
Q4 2025	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
Q1 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
Q2 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
Q4 2026	mcf	CAD	4,739	3.17	4,739	4.22	-	-	23,695	3.89	-	-
NYMEX Henry Hub
Q2 2024	mcf	USD	20,000	3.50	20,000	4.45	-	-	4,000	3.51	-	-
Q3 2024	mcf	USD	20,000	3.50	20,000	4.45	-	-	4,000	3.51	-	-
Q4 2024	mcf	USD	20,000	3.50	20,000	4.45	-	-	4,000	3.51	-	-
Q1 2025	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q2 2025	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q3 2025	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q4 2025	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q1 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q2 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q3 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	-	-	-	-	-	-
NBP
Q2 2024	mcf	EUR	-	-	-	-	-	-	7,370	10.11	-	-
Q3 2024	mcf	EUR	-	-	-	-	-	-	7,370	10.11	-	-
TTF
Q2 2024	mcf	EUR	7,278	25.96	7,278	45.76	-	-	36,851	13.07	-	-
Q3 2024	mcf	EUR	7,278	25.96	7,278	45.76	-	-	36,851	13.07	-	-
Q4 2024	mcf	EUR	11,055	9.95	11,055	14.65	6,142	3.28	34,394	15.13	-	-
Q1 2025	mcf	EUR	11,055	9.95	11,055	14.65	6,142	3.28	34,394	15.13	-	-
Q2 2025	mcf	EUR	14,740	7.34	14,740	11.67	14,740	3.08	19,654	13.67	-	-
Q3 2025	mcf	EUR	14,740	7.34	14,740	11.67	14,740	3.08	19,654	13.67	-	-
Q4 2025	mcf	EUR	23,339	7.33	23,339	11.66	23,339	3.02	15,969	12.37	-	-
Q1 2026	mcf	EUR	23,339	7.33	23,339	11.66	23,339	3.02	15,969	12.37	-	-
Q2 2026	mcf	EUR	23,339	7.33	23,339	11.66	23,339	3.02	13,512	9.36	-	-
Q3 2026	mcf	EUR	23,339	7.33	23,339	11.66	23,339	3.02	13,512	9.36	-	-
Q4 2026	mcf	EUR	25,796	7.33	25,796	11.65	25,796	2.93	4,913	8.54	-	-
Q1 2027	mcf	EUR	25,796	7.33	25,796	11.65	25,796	2.93	4,913	8.54	-	-
	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
Buy TTF, Sell NBP Basis
Q2 2024	mcf	EUR	-	-	-	-	-	-	20,268	(0.37)	-	-
Q3 2024	mcf	EUR	-	-	-	-	-	-	20,268	(0.37)	-	-
THE
Q4 2024	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-
Q1 2025	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-
Q2 2025	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-
Q3 2025	mcf	EUR	-	-	-	-	-	-	2,457	14.95	-	-

Vermilion Energy Inc. ■ Page 38 ■ 2024 First Quarter Report

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2025	20.9788	CAD	2,250,000
Swap	Jan 2020 - Jul 2025	22.4587	CAD	1,500,000

Foreign Exchange		Period	Monthly Bought Put Amount		Weighted Average Bought Put Price	Monthly Sold Call Amount		Weighted Average Sold Call Price	Monthly Sold Swap Amount		Weighted Average Sold Swap Price
Collar	Sell USD, Buy CAD	Jan 2024 - Dec 2024	4,000,000	USD	1.3600	4,000,000	USD	1.3963	-		-
Forward	Sell USD, Buy CAD	Jan 2024 - Dec 2024	-		-	-		-	4,000,000	USD	1.3531
Forward	Sell USD, Buy CAD	Feb 2024 - Dec 2024	-		-	-		-	2,000,000	USD	1.3500
Forward	Sell USD, Buy CAD	Mar 2024 - Dec 2024	-		-	-		-	5,000,000	USD	1.3531

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price
WTI
May 2024 - Dec 2024	bbl	USD	30-Apr-2024	-	-	-	-	-	-	2,000	80.00
Jan 2025 - Dec 2025	bbl	USD	31-May-2024	-	-	-	-	-	-	2,000	75.00
TTF
Oct 2024 - Sep 2026	mcf	EUR	30-Sep-2024	-	-	-	-	-	-	4,913	10.26
Apr 2025 - Mar 2027	mcf	EUR	30-Sep-2024	-	-	-	-	-	-	4,913	10.26

Period if Option Exercised		Option Expiration Date	Monthly Bought Put Amount	Weighted Average Bought Put Price	Monthly Sold Call Amount	Weighted Average Sold Call Price	Monthly Sold Swap Amount		Weighted Average Sold Swap Price
July 2024 - Dec 2024	Sell USD, Buy CAD	28-Jun-2024	-	-	-	-	5,000,000	USD	1.3600

Vermilion Energy Inc. ■ Page 39 ■ 2024 First Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q1 2024	Q1 2023
Drilling and development	182,298	153,328
Exploration and evaluation	8,144	1,492
Capital expenditures	190,442	154,820

Acquisitions, net of cash acquired	379	134,225
Acquisition of securities	9,373	1,476
Acquired working capital deficit	-	116,071
Acquisitions	9,752	251,772

Dispositions ($M)	Q1 2024	Q1 2023
Canada	-	182,152
Total dispositions	-	182,152

By category ($M)	Q1 2024	Q1 2023
Drilling, completion, new well equip and tie-in, workovers and recompletions	138,061	132,638
Production equipment and facilities	48,481	20,566
Seismic, studies, land and other	3,900	1,616
Capital expenditures	190,442	154,820
Acquisitions	9,752	251,772
Total capital expenditures and acquisitions	200,194	406,592

Capital expenditures by country ($M)	Q1 2024	Q1 2023
Canada	124,282	101,850
United States	12,227	14,220
France	11,015	11,685
Netherlands	4,598	10,383
Germany	24,028	8,164
Ireland	3,093	2,058
Australia	6,171	5,132
Central and Eastern Europe	5,028	1,328
Total capital expenditures	190,442	154,820

Acquisitions by country ($M)	Q1 2024	Q1 2023
Canada	9,752	45,150
United States	-	1,660
Ireland	-	204,962
Acquisitions	9,752	251,772

Vermilion Energy Inc. ■ Page 40 ■ 2024 First Quarter Report

Supplemental Table 4: Production

	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21
Canada
Light and medium crude oil (bbls/d)	11,649	11,614	12,054	12,901	16,674	17,448	16,835	17,042	15,980	16,388	16,809	16,868
Condensate (1) (bbls/d)	4,075	4,034	4,410	3,506	4,719	4,525	4,204	4,873	4,892	4,785	4,426	5,558
Other NGLs (1) (bbls/d)	5,968	6,281	6,219	5,513	6,875	6,279	6,870	7,155	7,286	7,073	6,862	7,767
NGLs (bbls/d)	10,043	10,315	10,629	9,019	11,594	10,804	11,074	12,028	12,178	11,858	11,288	13,325
Conventional natural gas (mmcf/d)	151.84	160.16	163.94	159.26	160.34	146.81	145.04	143.94	140.55	128.85	138.42	146.55
Total (boe/d)	46,997	48,623	50,007	48,464	54,991	52,720	52,080	53,060	51,584	49,720	51,168	54,618
United States
Light and medium crude oil (bbls/d)	3,483	3,187	4,404	3,349	2,824	3,282	2,824	2,846	2,675	2,647	3,520	1,888
Condensate (1) (bbls/d)	29	27	15	22	20	36	35	40	24	26	2	2
Other NGLs (1) (bbls/d)	1,078	1,131	1,124	1,025	1,020	1,218	1,031	958	1,056	1,388	1,206	928
NGLs (bbls/d)	1,107	1,158	1,139	1,047	1,040	1,254	1,066	998	1,080	1,414	1,208	930
Conventional natural gas (mmcf/d)	8.23	7.49	7.25	7.23	7.14	7.45	7.03	6.74	7.56	9.09	6.75	5.51
Total (boe/d)	5,962	5,593	6,751	5,601	5,055	5,779	5,062	4,967	5,014	5,575	5,854	3,736
France
Light and medium crude oil (bbls/d)	7,308	7,395	7,578	7,788	7,578	7,247	6,818	8,126	8,389	8,453	8,677	9,013
Total (boe/d)	7,308	7,395	7,578	7,788	7,578	7,247	6,818	8,126	8,389	8,453	8,677	9,013
Netherlands
Light and medium crude oil (bbls/d)	-	-	-	-	-	-	-	1	1	-	6	1
Condensate (1) (bbls/d)	165	119	39	61	66	49	74	60	83	97	104	95
NGLs (bbls/d)	165	119	39	61	66	49	74	60	83	97	104	95
Conventional natural gas (mmcf/d)	31.02	32.06	24.32	27.28	29.07	27.41	29.15	35.22	39.03	51.98	42.48	37.59
Total (boe/d)	5,336	5,462	4,091	4,607	4,910	4,617	4,933	5,930	6,589	8,761	7,190	6,362
Germany
Light and medium crude oil (bbls/d)	1,722	1,775	1,713	1,715	1,410	1,481	1,764	1,331	1,158	1,127	1,043	1,093
Conventional natural gas (mmcf/d)	22.87	19.62	20.29	22.05	25.85	25.86	26.54	25.36	26.95	18.00	16.19	15.60
Total (boe/d)	5,533	5,046	5,095	5,391	5,717	5,791	6,187	5,558	5,650	4,127	3,741	3,694
Ireland
Conventional natural gas (mmcf/d)	60.34	64.04	47.96	67.51	24.58	26.04	25.74	27.93	30.26	30.12	22.67	30.19
Total (boe/d)	10,057	10,673	7,993	11,251	4,096	4,340	4,290	4,655	5,043	5,020	3,778	5,031
Australia
Light and medium crude oil (bbls/d)	4,264	4,715	1,204	-	-	4,847	4,763	2,465	3,888	2,742	4,190	3,835
Total (boe/d)	4,264	4,715	1,204	-	-	4,847	4,763	2,465	3,888	2,742	4,190	3,835
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.29	0.54	0.05	0.30	0.64	0.67	0.63	0.64	0.34	0.12	0.22	0.28
Total (boe/d)	48	90	8	50	107	111	104	106	57	20	36	46
Consolidated
Light and medium crude oil (bbls/d)	28,426	28,685	26,952	25,753	28,485	34,305	33,003	31,811	32,091	31,356	34,245	32,698
Condensate (1) (bbls/d)	4,269	4,180	4,463	3,589	4,805	4,610	4,312	4,973	4,999	4,908	4,532	5,656
Other NGLs (1) (bbls/d)	7,046	7,412	7,344	6,538	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695
NGLs (bbls/d)	11,315	11,592	11,807	10,127	12,701	12,107	12,213	13,086	13,341	13,369	12,600	14,351
Conventional natural gas (mmcf/d)	274.59	283.91	263.80	283.63	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72
Total (boe/d)	85,505	87,597	82,727	83,152	82,455	85,450	84,237	84,868	86,213	84,417	84,633	86,335

Vermilion Energy Inc. ■ Page 41 ■ 2024 First Quarter Report

	YTD 2024	2023	2022	2021	2020	2019
Canada
Light and medium crude oil (bbls/d)	11,649	13,293	16,830	16,954	21,106	23,971
Condensate (1) (bbls/d)	4,075	4,166	4,621	4,831	4,886	4,295
Other NGLs (1) (bbls/d)	5,968	6,220	6,895	7,179	7,719	6,988
NGLs (bbls/d)	10,043	10,386	11,516	12,010	12,605	11,283
Conventional natural gas (mmcf/d)	151.84	160.94	144.10	138.03	151.38	148.35
Total (boe/d)	46,997	50,503	52,364	51,968	58,942	59,979
United States
Light and medium crude oil (bbls/d)	3,483	3,445	2,908	2,597	3,046	2,514
Condensate (1) (bbls/d)	29	21	34	8	5	18
Other NGLs (1) (bbls/d)	1,078	1,076	1,066	1,146	1,218	996
NGLs (bbls/d)	1,107	1,097	1,100	1,154	1,223	1,014
Conventional natural gas (mmcf/d)	8.23	7.28	7.20	6.84	7.47	6.89
Total (boe/d)	5,962	5,754	5,207	4,890	5,514	4,675
France
Light and medium crude oil (bbls/d)	7,308	7,584	7,639	8,799	8,903	10,435
Conventional natural gas (mmcf/d)	-	-	-	-	-	0.19
Total (boe/d)	7,308	7,584	7,639	8,799	8,903	10,467
Netherlands
Light and medium crude oil (bbls/d)	-	-	-	3	1	3
Condensate (1) (bbls/d)	165	71	66	97	88	88
NGLs (bbls/d)	165	71	66	97	88	88
Conventional natural gas (mmcf/d)	31.02	28.18	32.66	43.40	46.16	49.10
Total (boe/d)	5,336	4,768	5,510	7,334	7,782	8,274
Germany
Light and medium crude oil (bbls/d)	1,722	1,654	1,435	1,044	968	917
Conventional natural gas (mmcf/d)	22.87	21.93	26.18	15.81	12.65	15.31
Total (boe/d)	5,533	5,310	5,798	3,679	3,076	3,468
Ireland
Conventional natural gas (mmcf/d)	60.34	51.12	27.48	29.25	37.44	46.57
Total (boe/d)	10,057	8,520	4,579	4,875	6,240	7,762
Australia
Light and medium crude oil (bbls/d)	4,264	1,492	3,995	3,810	4,416	5,662
Total (boe/d)	4,264	1,492	3,995	3,810	4,416	5,662
Central and Eastern Europe
Conventional natural gas (mmcf/d)	0.29	0.38	0.57	0.31	1.90	0.42
Total (boe/d)	48	63	95	51	317	70
Consolidated
Light and medium crude oil (bbls/d)	28,426	27,469	32,809	33,208	38,441	43,502
Condensate (1) (bbls/d)	4,269	4,258	4,721	4,936	4,980	4,400
Other NGLs (1) (bbls/d)	7,046	7,296	7,961	8,325	8,937	7,984
NGLs (bbls/d)	11,315	11,554	12,682	13,261	13,917	12,384
Conventional natural gas (mmcf/d)	274.59	269.84	238.18	233.64	256.99	266.82
Total (boe/d)	85,505	83,994	85,187	85,408	95,190	100,357
(1)	Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 42 ■ 2024 First Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21
North America
Crude oil and condensate (bbls/d)	19,236	18,862	20,883	19,778	24,237	25,291	23,898	24,801	23,571	23,846	24,757	24,316
NGLs (bbls/d)	7,046	7,412	7,344	6,538	7,895	7,497	7,901	8,113	8,342	8,461	8,068	8,695
Natural gas (mmcf/d)	160.07	167.65	171.19	166.49	167.48	154.26	152.07	150.68	148.11	137.93	145.18	152.06
Total (boe/d)	52,959	54,216	56,758	54,065	60,046	58,499	57,142	58,027	56,598	55,295	57,022	58,354

International
Crude oil and condensate (bbls/d)	13,459	14,004	10,534	9,564	9,054	13,624	13,419	11,983	13,519	12,419	14,020	14,037
Natural gas (mmcf/d)	114.52	116.27	92.61	117.14	80.13	79.97	82.05	89.15	96.58	100.22	81.55	83.66
Total (boe/d)	32,546	33,381	25,969	29,087	22,408	26,953	27,095	26,840	29,616	29,123	27,612	27,981

Consolidated
Crude oil and condensate (bbls/d)	32,695	32,866	31,416	29,341	33,290	38,915	37,315	36,784	37,090	36,264	38,777	38,354
NGLs (bbls/d)	7,046	7,412	7,344	6,538	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695
Natural gas (mmcf/d)	274.59	283.92	263.80	283.63	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72
Total (boe/d)	85,505	87,597	82,727	83,152	82,455	85,450	84,237	84,868	86,213	84,417	84,633	86,335
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21
North America
Crude oil and condensate (bbls/d)	19,235	18,862	20,883	19,778	24,237	25,291	23,897	24,801	23,571	23,845	24,757	24,316
NGLs (bbls/d)	7,045	7,412	7,344	6,538	7,895	7,497	7,901	8,113	8,342	8,461	8,068	8,695
Natural gas (mmcf/d)	160.07	167.65	171.19	166.49	167.48	154.26	152.07	150.68	148.11	137.93	145.18	152.06
Total (boe/d)	52,960	54,216	56,758	54,065	60,046	58,499	57,142	58,027	56,598	55,295	57,022	58,354

International
Crude oil and condensate (bbls/d)	15,938	9,221	9,950	10,302	8,087	16,257	11,493	11,720	12,615	13,985	15,227	13,859
Natural gas (mmcf/d)	114.52	116.27	92.61	117.14	80.13	79.97	82.05	89.15	96.58	100.22	81.55	83.66
Total (boe/d)	35,026	28,598	25,386	29,824	21,442	29,585	25,169	26,578	28,712	30,689	28,820	27,802

Consolidated
Crude oil and condensate (bbls/d)	35,174	28,083	30,833	30,080	32,324	41,547	35,391	36,522	36,186	37,830	39,985	38,174
NGLs (bbls/d)	7,046	7,412	7,344	6,538	7,896	7,497	7,901	8,113	8,342	8,461	8,068	8,695
Natural gas (mmcf/d)	274.59	283.92	263.80	283.63	247.61	234.23	234.12	239.83	244.69	238.16	226.73	235.72
Total (boe/d)	87,985	82,814	82,144	83,889	81,489	88,083	82,312	84,607	85,310	85,984	85,841	86,156

Vermilion Energy Inc. ■ Page 43 ■ 2024 First Quarter Report

Financial results

	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21
North America
Crude oil and condensate sales ($/bbl)	91.50	100.16	103.46	94.78	95.63	106.66	114.82	134.72	111.42	92.99	82.23	75.43
NGL sales ($/bbl)	34.16	33.38	27.76	28.11	36.24	39.93	44.64	51.86	46.94	47.26	35.55	25.43
Natural gas sales ($/mcf)	2.14	2.62	2.52	2.29	4.11	5.96	6.41	7.13	4.80	5.07	3.80	2.72
Sales ($/boe)	44.25	47.51	49.26	45.12	54.84	66.95	71.24	83.34	65.88	59.97	50.40	42.30
Royalties ($/boe)	(7.03)	(7.25)	(7.75)	(5.45)	(7.68)	(9.47)	(12.58)	(12.51)	(11.24)	(9.26)	(7.14)	(5.98)
Transportation ($/boe)	(2.35)	(2.44)	(2.08)	(1.57)	(2.44)	(2.42)	(2.16)	(2.15)	(1.91)	(1.86)	(1.92)	(1.90)
Operating ($/boe)	(14.25)	(11.50)	(12.09)	(12.22)	(14.10)	(13.51)	(14.00)	(11.58)	(11.95)	(11.68)	(11.02)	(10.89)
General and administration ($/boe)	(1.70)	0.87	(0.72)	0.10	(0.99)	0.10	(1.27)	(1.52)	(1.26)	(2.01)	(1.14)	(0.91)
Corporate income taxes ($/boe)	(0.65)	0.23	(0.01)	(0.10)	(0.12)	(0.13)	(0.03)	-	(0.02)	0.42	(0.05)	(0.04)
Fund flows from operations ($/boe)	18.27	27.42	26.61	25.88	29.51	41.52	41.20	55.58	39.50	35.58	29.13	22.58

Fund flows from operations	88,027	136,766	138,958	127,346	159,435	223,443	216,579	293,470	201,193	180,979	152,764	119,916
Drilling and development	(136,509)	(58,704)	(69,703)	(135,723)	(116,070)	(113,892)	(112,238)	(54,913)	(57,513)	(89,643)	(35,179)	(38,847)
Free cash flow	(48,482)	78,062	69,255	(8,377)	43,365	109,551	104,341	238,557	143,680	91,336	117,585	81,069

International
Crude oil and condensate sales ($/bbl)	119.68	123.77	114.26	100.23	107.57	128.02	140.09	146.67	136.69	103.53	94.91	85.41
Natural gas sales ($/mcf)	11.63	16.92	13.34	14.58	24.69	39.54	58.56	32.33	36.75	35.54	18.82	9.83
Sales ($/boe)	92.48	108.70	93.46	91.89	132.84	177.23	254.86	173.14	183.66	163.23	103.39	72.16
Royalties ($/boe)	(4.60)	(3.41)	3.55	(7.43)	(13.39)	(6.38)	(7.21)	(7.23)	(5.43)	(4.13)	(4.52)	(3.83)
Transportation ($/boe)	(3.65)	(3.91)	(4.53)	(5.23)	(5.11)	(3.29)	(3.51)	(3.64)	(2.91)	(3.40)	(3.47)	(4.64)
Operating ($/boe)	(25.30)	(22.64)	(25.58)	(28.24)	(31.41)	(23.35)	(22.63)	(22.11)	(19.86)	(18.86)	(17.55)	(16.56)
General and administration ($/boe)	(4.86)	(9.18)	(7.37)	(7.58)	(7.52)	(5.09)	(3.34)	(3.16)	(3.02)	(2.53)	(2.40)	(2.61)
Corporate income taxes ($/boe)	(7.06)	(7.81)	(13.42)	(6.79)	(11.20)	(15.15)	(21.97)	(28.73)	(17.63)	(12.17)	0.64	(0.19)
PRRT ($/boe)	(3.38)	7.93	-	-	-	(1.85)	(1.96)	(0.83)	(2.60)	(1.96)	(2.74)	(0.58)
Fund flows from operations ($/boe)	43.63	69.68	46.11	36.62	64.21	122.12	194.24	107.44	132.21	120.18	73.35	43.75

Fund flows from operations	139,054	183,353	107,704	99,377	123,893	332,377	449,771	259,840	341,626	339,286	194,505	110,654
Drilling and development	(45,789)	(73,604)	(49,701)	(28,347)	(37,258)	(43,957)	(65,640)	(54,575)	(25,328)	(29,359)	(27,994)	(38,856)
Exploration and evaluation	(8,144)	(10,579)	(6,235)	(2,775)	(1,492)	(11,456)	(6,137)	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)
Free cash flow	85,121	99,170	51,768	68,255	85,143	276,964	377,994	201,600	313,795	283,122	163,234	70,325

	Q1/24	Q4/23	Q3/23	Q2/23	Q1/23	Q4/22	Q3/22	Q2/22	Q1/22	Q4/21	Q3/21	Q2/21
Consolidated
Crude oil and condensate sales ($/bbl)	104.26	107.91	106.94	96.64	98.62	115.02	123.02	138.55	120.23	96.88	87.05	79.06
NGL sales ($/bbl)	34.16	33.38	27.77	28.11	36.23	39.93	44.64	51.86	46.94	47.26	35.55	25.43
Natural gas sales ($/mcf)	6.10	8.47	6.32	7.37	10.77	17.43	24.68	16.50	17.41	17.89	9.20	5.24
Sales ($/boe)	63.45	68.64	62.92	61.74	75.36	103.99	127.39	111.55	105.52	96.82	68.19	51.93
Royalties ($/boe)	(6.06)	(5.93)	(4.26)	(6.16)	(9.18)	(8.43)	(10.94)	(10.85)	(9.29)	(7.43)	(6.26)	(5.29)
Transportation ($/boe)	(2.87)	(2.95)	(2.84)	(2.87)	(3.14)	(2.71)	(2.57)	(2.62)	(2.25)	(2.41)	(2.44)	(2.78)
Operating ($/boe)	(18.65)	(15.35)	(16.26)	(17.91)	(18.66)	(16.81)	(16.64)	(14.89)	(14.61)	(14.24)	(13.21)	(12.72)
General and administration ($/boe)	(2.96)	(2.60)	(2.77)	(2.63)	(2.71)	(1.65)	(1.90)	(2.04)	(1.85)	(2.20)	(1.56)	(1.46)
Corporate income taxes ($/boe)	(3.20)	(2.54)	(4.15)	(2.48)	(3.04)	(5.18)	(6.74)	(9.03)	(5.95)	(4.07)	0.18	(0.09)
Windfall taxes ($/boe)	-	(0.03)	(2.90)	(4.56)	(2.92)	(27.50)	-	-	-	-	-	-
PRRT ($/boe)	(1.35)	2.74	-	-	-	(0.62)	(0.60)	(0.26)	(0.87)	(0.70)	(0.92)	(0.19)
Interest ($/boe)	(2.30)	(3.01)	(2.68)	(2.65)	(2.98)	(2.78)	(3.23)	(2.74)	(1.93)	(2.06)	(2.37)	(2.41)
Realized derivatives ($/boe)	27.55	10.33	9.74	8.86	1.95	(5.42)	(18.22)	(10.36)	(18.78)	(23.97)	(9.19)	(5.05)
Realized foreign exchange ($/boe)	0.23	(0.73)	0.28	0.48	(0.65)	2.33	(0.28)	(0.30)	0.10	(0.30)	0.37	(0.25)
Realized other ($/boe)	0.02	0.26	(1.32)	0.53	0.49	(0.14)	0.80	0.36	0.70	1.29	0.48	0.35
Fund flows from operations ($/boe)	53.86	48.83	35.76	32.35	34.52	35.08	67.07	58.82	50.79	40.73	33.27	22.04

Fund flows from operations	431,358	372,117	270,214	247,109	253,167	284,220	507,876	452,901	389,868	322,173	262,696	172,942
Drilling and development	(182,298)	(132,308)	(119,404)	(164,070)	(153,328)	(157,849)	(177,878)	(109,488)	(82,841)	(119,002)	(63,173)	(77,703)
Exploration and evaluation	(8,144)	(10,579)	(6,235)	(2,775)	(1,492)	(11,456)	(6,137)	(3,665)	(2,503)	(26,805)	(3,277)	(1,473)
Free cash flow	240,916	229,230	144,575	80,264	98,347	114,915	323,861	339,748	304,524	176,366	196,246	93,766

Vermilion Energy Inc. ■ Page 44 ■ 2024 First Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the condensed Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the condensed Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the primary financial statement measures can be found below.

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Sales	508,035	63.45	552,698	75.36
Royalties	(48,553)	(6.06)	(67,344)	(9.18)
Transportation	(22,962)	(2.87)	(23,050)	(3.14)
Operating	(149,311)	(18.65)	(136,825)	(18.66)
General and administration	(23,703)	(2.96)	(19,889)	(2.71)
Corporate income tax expense	(25,642)	(3.20)	(22,262)	(3.04)
Windfall taxes	-	-	(21,440)	(2.92)
PRRT	(10,783)	(1.35)	-	-
Interest expense	(18,392)	(2.30)	(21,875)	(2.98)
Realized gain on derivatives	220,615	27.55	14,330	1.95
Realized foreign exchange gain (loss)	1,871	0.23	(4,771)	(0.65)
Realized other income	183	0.02	3,595	0.49
Fund flows from operations	431,358	53.86	253,167	34.52
Equity based compensation	(5,518)		(23,525)
Unrealized (loss) gain on derivative instruments (1)	(188,744)		92,698
Unrealized foreign exchange loss (1)	(21,641)		(15,478)
Accretion	(17,934)		(20,051)
Depletion and depreciation	(178,434)		(148,131)
Deferred tax (expense) recovery	(16,645)		36,466
Gain on business combination	-		432,550
Loss on disposition	-		(226,828)
Unrealized other expense (1)	(137)		(536)
Net earnings	2,305		380,332
(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow: Most directly comparable to cash flows from operating activities and is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

Vermilion Energy Inc. ■ Page 45 ■ 2024 First Quarter Report

($M)	Q1 2024	Q1 2023
Cash flows from operating activities	354,295	388,629
Changes in non-cash operating working capital	72,088	(138,016)
Asset retirement obligations settled	4,975	2,554
Fund flows from operations	431,358	253,167
Drilling and development	(182,298)	(153,328)
Exploration and evaluation	(8,144)	(1,492)
Free cash flow	240,916	98,347

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows that is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q1 2024	Q1 2023
Drilling and development	182,298	153,328
Exploration and evaluation	8,144	1,492
Capital expenditures	190,442	154,820

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively, most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout over FFO (total of segments measure). The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q1 2024	Q1 2023
Dividends declared	19,183	16,226
Drilling and development	182,298	153,328
Exploration and evaluation	8,144	1,492
Asset retirement obligations settled	4,975	2,554
Payout	214,600	173,600
% of fund flows from operations	50%	69%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that we use to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Mar 31, 2024	Mar 31, 2023
Net (loss) earnings	(615,614)	1,409,440
Taxes	5,139	748,985
Interest expense	81,729	89,910
EBIT	(528,746)	2,248,335
Average capital employed	5,904,114	5,697,533
Return on capital employed	(9) %	39%

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital management measure disclosed below.

Vermilion Energy Inc. ■ Page 46 ■ 2024 First Quarter Report

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Current assets	886,368	823,514
Current derivative asset	(160,248)	(313,792)
Current liabilities	(767,189)	(696,074)
Current lease liability	20,584	21,068
Current derivative liability	9,495	732
Adjusted working capital	(10,990)	(164,552)

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q1 2024	Q1 2023
Acquisitions, net of cash acquired	379	134,225
Acquisition of securities	9,373	1,476
Acquired working capital deficit	-	116,071
Acquisitions	9,752	251,772

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset.

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Long-term debt	933,506	914,015
Adjusted working capital	10,990	164,552
Net debt	944,496	1,078,567

Ratio of net debt to four quarter trailing fund flows from operations	0.7	0.9

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the LTIP, based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q1 2024	Q1 2023
Shares outstanding	159,859	162,261
Potential shares issuable pursuant to the LTIP	4,185	6,613
Diluted shares outstanding	164,044	168,874

Vermilion Energy Inc. ■ Page 47 ■ 2024 First Quarter Report

Fund flows from operations per basic and diluted share: Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Operating netback: Most directly comparable to net earnings that is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations netback is used by management to assess the profitability of our business units and Vermilion as a whole.

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Cash dividends per share: Represents cash dividends declared per share that is a useful measure of the dividends a common shareholder was entitled to during the period.

Covenants: The financial covenants on our revolving credit facility contain non-GAAP measures. The definitions for these financial covenants are included in Financial Position Review.

Vermilion Energy Inc. ■ Page 48 ■ 2024 First Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	March 31, 2024	December 31, 2023
Assets
Current
Cash and cash equivalents	11	254,651	141,456
Accounts receivable		365,155	242,926
Crude oil inventory		32,409	57,333
Derivative instruments		160,248	313,792
Prepaid expenses		73,905	68,007
Total current assets		886,368	823,514

Derivative instruments		59,921	76,107
Investments	3	80,297	73,261
Deferred taxes		157,566	182,051
Exploration and evaluation assets	5	208,446	198,379
Capital assets	4	4,932,001	4,882,509
Total assets		6,324,599	6,235,821

Liabilities
Current
Accounts payable and accrued liabilities		406,319	380,370
Dividends payable	9	19,183	16,227
Derivative instruments		9,495	732
Income taxes payable		332,192	298,745
Total current liabilities		767,189	696,074

Derivative instruments		31,301	21,050
Long-term debt	8	933,506	914,015
Lease obligations		28,916	33,001
Asset retirement obligations	6	1,209,674	1,159,063
Deferred taxes		371,790	380,970
Total liabilities		3,342,376	3,204,173

Shareholders' Equity
Shareholders' capital	9	4,080,272	4,142,566
Contributed surplus		48,866	43,348
Accumulated other comprehensive income		107,646	109,302
Deficit		(1,254,561)	(1,263,568)
Total shareholders' equity		2,982,223	3,031,648
Total liabilities and shareholders' equity		6,324,599	6,235,821

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 49 ■ 2024 First Quarter Report

Consolidated Statements of Net Earnings and Comprehensive Income

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended
	Note	Mar 31, 2024	Mar 31, 2023
Revenue
Petroleum and natural gas sales		508,035	552,698
Royalties		(48,553)	(67,344)
Sales of purchased commodities		38,370	49,012
Petroleum and natural gas revenue		497,852	534,366

Expenses
Purchased commodities		38,370	49,012
Operating		149,311	136,825
Transportation		22,962	23,050
Equity based compensation		5,518	23,525
Gain on derivative instruments		(31,871)	(107,028)
Interest expense		18,392	21,875
General and administration		23,703	19,889
Foreign exchange loss		19,770	20,249
Other income		(46)	(3,059)
Accretion	6	17,934	20,051
Depletion and depreciation	4, 5	178,434	148,131
Gain on business combination		-	(432,550)
Loss on disposition		-	226,828
		442,477	146,798
Earnings before income taxes		55,375	387,568

Income tax expense (recovery)
Deferred		16,645	(36,466)
Current		36,425	22,262
Windfall taxes		-	21,440
		53,070	7,236

Net earnings		2,305	380,332

Other comprehensive income
Currency translation adjustments		(1,085)	24,681
Hedge accounting reserve, net of tax		1,632	2,155
Fair value adjustment on investment in securities, net of tax	3	(2,203)	(5,733)
Comprehensive income		649	401,435

Net earnings per share
Basic		0.01	2.34
Diluted		0.01	2.27

Weighted average shares outstanding ('000s)
Basic		161,221	162,585
Diluted		163,648	167,857

Vermilion Energy Inc. ■ Page 50 ■ 2024 First Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2024	Mar 31, 2023
Operating
Net earnings		2,305	380,332
Adjustments:
Accretion	6	17,934	20,051
Depletion and depreciation	4, 5	178,434	148,131
Gain on business combination		-	(432,550)
Loss on disposition		-	226,828
Unrealized loss (gain) on derivative instruments		188,744	(92,698)
Equity based compensation		5,518	23,525
Unrealized foreign exchange loss		21,641	15,478
Unrealized other expense		137	536
Deferred tax expense (recovery)		16,645	(36,466)
Asset retirement obligations settled	6	(4,975)	(2,554)
Changes in non-cash operating working capital		(72,088)	138,016
Cash flows from operating activities		354,295	388,629

Investing
Drilling and development	4	(182,298)	(153,328)
Exploration and evaluation	5	(8,144)	(1,492)
Acquisitions, net of cash acquired	4	(379)	(134,225)
Acquisition of securities	3	(9,373)	(1,476)
Dispositions	4	-	182,152
Changes in non-cash investing working capital		18,851	(326)
Cash flows used in investing activities		(181,343)	(108,695)

Financing
Net repayments on the revolving credit facility	8	-	(146,591)
Repurchases of senior unsecured notes	8	(3,969)	-
Payments on lease obligations		(4,102)	(4,399)
Repurchase of shares	9	(36,409)	(30,141)
Cash dividends	9	(16,227)	(13,058)
Cash flows used in financing activities		(60,707)	(194,189)
Foreign exchange gain on cash held in foreign currencies		950	263

Net change in cash and cash equivalents		113,195	86,008
Cash and cash equivalents, beginning of period		141,456	13,836
Cash and cash equivalents, end of period		254,651	99,844

Supplementary information for cash flows from operating activities
Interest paid		13,652	17,271
Income taxes paid		2,978	14,307

Vermilion Energy Inc. ■ Page 51 ■ 2024 First Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	March 31, 2024	March 31, 2023
Shareholders' capital	9
Balance, beginning of period		4,142,566	4,243,794
Equity based compensation		-	10,280
Repurchase of shares		(62,294)	(40,960)
Balance, end of period		4,080,272	4,213,114
Contributed surplus	9
Balance, beginning of period		43,348	35,409
Equity based compensation		5,518	13,245
Balance, end of period		48,866	48,654
Accumulated other comprehensive income
Balance, beginning of period		109,302	123,505
Currency translation adjustments		(1,085)	24,681
Hedge accounting reserve		1,632	2,155
Fair value adjustment on investment in securities, net of tax	3	(2,203)	(5,733)
Balance, end of period		107,646	144,608
Deficit
Balance, beginning of period		(1,263,568)	(1,001,650)
Net earnings		2,305	380,332
Dividends declared		(19,183)	(16,226)
Repurchase of shares	9	25,885	10,819
Balance, end of period		(1,254,561)	(626,725)

Total shareholders' equity		2,982,223	3,779,651

Vermilion Energy Inc. ■ Page 52 ■ 2024 First Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net earnings in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net earnings less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 53 ■ 2024 First Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2024 and 2023 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2023, which are contained within Vermilion’s Annual Report for the year ended December 31, 2023 and are available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on

May 1, 2024.

Vermilion Energy Inc. ■ Page 54 ■ 2024 First Quarter Report

2. Segmented information

	Three Months Ended March 31, 2024
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	124,282	12,227	11,015	4,598	20,410	3,093	6,171	502	182,298
Exploration and evaluation	-	-	-	-	3,618	-	-	4,526	8,144

Crude oil and condensate sales	128,488	31,666	88,996	1,274	8,477	-	74,826	-	333,727
NGL sales	17,333	4,570	-	-	-	-	-	-	21,903
Natural gas sales	29,224	1,975	-	33,692	22,707	64,464	-	343	152,405
Sales of purchased commodities	-	-	-	-	-	-	-	38,370	38,370
Royalties	(22,555)	(11,325)	(13,052)	(217)	(1,355)	-	-	(49)	(48,553)
Revenue from external customers	152,490	26,886	75,944	34,749	29,829	64,464	74,826	38,664	497,852
Purchased commodities	-	-	-	-	-	-	-	(38,370)	(38,370)
Transportation	(10,954)	(379)	(5,363)	-	(3,192)	(3,074)	-	-	(22,962)
Operating	(60,458)	(8,214)	(21,440)	(10,610)	(10,761)	(10,604)	(26,786)	(438)	(149,311)
General and administration	(12,997)	(3,266)	(5,189)	(1,938)	(2,572)	(2,170)	(1,738)	6,167	(23,703)
PRRT	-	-	-	-	-	-	(10,783)	-	(10,783)
Corporate income taxes	(1)	-	(5,825)	(11,011)	(4,372)	(451)	(841)	(3,141)	(25,642)
Interest expense	-	-	-	-	-	-	-	(18,392)	(18,392)
Realized gain on derivative instruments	-	-	-	-	-	-	-	220,615	220,615
Realized foreign exchange gain	-	-	-	-	-	-	-	1,871	1,871
Realized other income	-	-	-	-	-	-	-	183	183
Fund flows from operations	68,080	15,027	38,127	11,190	8,932	48,165	34,678	207,159	431,358

	Three Months Ended March 31, 2023
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Drilling and development	101,850	14,220	11,685	10,382	7,716	2,058	5,132	285	153,328
Exploration and evaluation	-	-	-	1	448	-	-	1,043	1,492

Crude oil and condensate sales	182,783	25,826	64,466	484	13,344	2	-	-	286,905
NGL sales	21,639	4,108	-	-	-	-	-	-	25,747
Natural gas sales	59,675	2,321	-	68,597	58,128	49,485	-	1,840	240,046
Sales of purchased commodities	-	-	-	-	-	-	-	49,012	49,012
Royalties	(32,896)	(8,603)	(7,091)	(14,829)	(2,903)	-	-	(1,022)	(67,344)
Revenue from external customers	231,201	23,652	57,375	54,252	68,569	49,487	-	49,830	534,366
Purchased commodities	-	-	-	-	-	-	-	(49,012)	(49,012)
Transportation	(13,114)	(67)	(6,200)	-	(2,764)	(905)	-	-	(23,050)
Operating	(69,667)	(6,552)	(16,547)	(12,912)	(10,663)	(4,618)	(15,331)	(535)	(136,825)
General and administration	(23,537)	(2,516)	(4,833)	(2,111)	(2,741)	(1,277)	(1,735)	18,861	(19,889)
PRRT	-	-	-	-	-	-	-	-	-
Corporate income taxes	(1)	-	(1,210)	(6,694)	(13,082)	-	(629)	(646)	(22,262)
Windfall tax	-	-	-	-	-	-	-	(21,440)	(21,440)
Interest expense	-	-	-	-	-	-	-	(21,875)	(21,875)
Realized gain on derivative instruments	-	-	-	-	-	-	-	14,330	14,330
Realized foreign exchange loss	-	-	-	-	-	-	-	(4,771)	(4,771)
Realized other income	-	-	-	-	-	-	-	3,595	3,595
Fund flows from operations	124,882	14,517	28,585	32,535	39,319	42,687	(17,695)	(11,663)	253,167

Vermilion Energy Inc. ■ Page 55 ■ 2024 First Quarter Report

Reconciliation of fund flows from operations to net earnings:

	Three Months Ended
	Mar 31, 2024	Mar 31, 2023
Fund flows from operations	431,358	253,167
Equity based compensation	(5,518)	(23,525)
Unrealized (loss) gain on derivative instruments	(188,744)	92,698
Unrealized foreign exchange loss	(21,641)	(15,478)
Accretion	(17,934)	(20,051)
Depletion and depreciation	(178,434)	(148,131)
Deferred tax (expense) recovery	(16,645)	36,466
Gain on business combination	-	432,550
Loss on disposition	-	(226,828)
Unrealized other expense	(137)	(536)
Net earnings	2,305	380,332

3. Investments

Adoption of accounting policy - Investment in associate

Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company’s share of the associate’s net income and comprehensive income less distributions received until the date that significant influence ceases, within other income on the consolidated statements of net earnings and comprehensive income.

Subsequent to February 29, 2024, Vermilion owns 21% of the issued and outstanding common shares of Coelacanth Energy Inc. ("CEI"), an oil and natural gas company, actively engaged in the acquisition, development, exploration, and production of oil and natural gas reserves in northeastern British Columbia, Canada. As such has concluded that it has significant influence over the entity and should be accounted for using the equity method of accounting. Prior to February 29, 2024, this investment was accounted for under IFRS 9 as an investment in securities using the fair value method of accounting. The transaction was treated as a disposal of the original investment at fair value and an acquisition of an investment in associate, with no resulting gain or loss recognized in the consolidated statement of net earnings.

The following table reconciles the change in Vermilion's investments:

2024
Balance at January 1	73,261
Acquisition of securities	9,373
Fair value adjustment (1)	(2,203)
Investment in securities prior to reclassification to Investment in associate	80,431
Investment loss (2)	(134)
Balance at March 31	80,297

(1) The investment was classified as a level 1 instrument on the fair value hierarchy and used observable inputs when making fair value adjustments and was recorded until the date of significant influence, on February 29, 2024.
(2) Investment losses are recognized within other income on the consolidated statements of net earnings and comprehensive income.

The following tables summarize financial information of CEI and Vermilion's share based on their most recently available publicly available documents as at and for the year ended December 31, 2023:

Current assets	87,616
Non-current assets	121,378
Current liabilities	(28,754)
Non-current liabilities	(7,721)
Net assets	172,519
Vermilion's share of net assets	35,970

Vermilion Energy Inc. ■ Page 56 ■ 2024 First Quarter Report

One Month Ended
March 31, 2024
Total Revenue	199
Net loss	(643)
Vermilion's share of net loss	(134)

At March 31, 2024, the fair value of Vermilion's investment in CEI is $88.2 million or $0.80/share (December 31, 2023 - $73.3 million or $0.75/share).

4. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2024
Balance at January 1	4,882,509
Acquisitions	379
Additions	182,298
Increase in right-of-use assets	110
Depletion and depreciation	(171,366)
Changes in asset retirement obligations	38,635
Foreign exchange	(564)
Balance at March 31	4,932,001

5. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2024
Balance at January 1	198,379
Additions	8,144
Depreciation	(75)
Foreign exchange	1,998
Balance at March 31	208,446

6. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2024
Balance at January 1	1,159,063
Additional obligations recognized	322
Obligations settled	(4,975)
Accretion	17,934
Changes in rates	38,313
Foreign exchange	(983)
Balance at March 31	1,209,674

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 3.1% as at March 31, 2024 (December 31, 2023 - 3.6%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

Vermilion Energy Inc. ■ Page 57 ■ 2024 First Quarter Report

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Mar 31, 2024	Dec 31, 2023
Canada	3.3%	3.0%
United States	4.3%	4.2%
France	3.3%	3.0%
Netherlands	2.7%	2.1%
Germany	2.5%	2.3%
Ireland	2.9%	2.7%
Australia	4.2%	4.0%

7. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, share buybacks, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Mar 31, 2024	Dec 31, 2023
Long-term debt	933,506	914,015
Adjusted working capital deficit (1)	10,990	164,552
Net debt	944,496	1,078,567

Ratio of net debt to four quarter trailing fund flows from operations	0.7	0.9

(1) Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).

8. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Mar 31, 2024	Dec 31, 2023
2025 senior unsecured notes	401,999	395,839
2030 senior unsecured notes	531,507	518,176
Long-term debt	933,506	914,015

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the 2025 senior unsecured notes as at March 31, 2024 was $401.7 million (December 31, 2023 - $392.7 million). The fair value of the 2030 senior unsecured notes as at March 31, 2024 was $530.6 million (December 31, 2023 - $511.7 million).

The following table reconciles the change in Vermilion’s long-term debt:

2024
Balance at January 1	914,015
Repurchases of senior unsecured notes	(3,969)
Amortization of transaction costs	560
Foreign exchange	22,900
Balance at March 31	933,506

Vermilion Energy Inc. ■ Page 58 ■ 2024 First Quarter Report

Revolving credit facility

As at March 31, 2024, Vermilion had in place a bank revolving credit facility maturing May 29, 2027 with the following terms:

	As at
	Mar 31, 2024	Dec 31, 2023
Total facility amount	1,600,000	1,600,000
Letters of credit outstanding	(21,836)	(18,116)
Unutilized capacity	1,578,164	1,581,884

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

As at March 31, 2024, the revolving credit facility was undrawn.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at March 31, 2024, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2024	Dec 31, 2023
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.61	0.65
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	-	-
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	19.43	17.33

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of March 31, 2024, Vermilion's liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at March 31, 2024 and December 31, 2023, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Subsequent to March 15, 2023, Vermilion may redeem some or all of the senior unsecured notes at a 100.00% redemption price plus any accrued and unpaid interest.

During the first quarter of 2024, Vermilion purchased $4.0 million of senior unsecured notes on the open market which were subsequently cancelled.

Vermilion Energy Inc. ■ Page 59 ■ 2024 First Quarter Report

The Company has the right to roll over the senior unsecured notes under the existing revolving credit facility which matures May 29, 2027 thus has continued to classify the senior unsecured notes as non-current.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

9. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2024
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	162,271	4,142,566
Repurchase of shares	(2,412)	(62,294)
Balance at March 31	159,859	4,080,272

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared to shareholders for the three months ended March 31, 2024 were $19.2 million or $0.12 per common share (2023 - $16.2 million or $0.10 per common share).

On July 10, 2023, the Toronto Stock Exchange approved our notice of intention to renew our normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 16,308,587 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2023 and ending July 11, 2024. Common shares purchased under the NCIB will be cancelled.

In the first quarter of 2024, Vermilion purchased 2.4 million common shares under the NCIB for total consideration of $36.4 million. The common shares purchased under the NCIB were cancelled.

Subsequent to March 31, 2024, Vermilion purchased and cancelled 0.8 million shares under the NCIB for total consideration of $14.0 million.

Vermilion Energy Inc. ■ Page 60 ■ 2024 First Quarter Report

10. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Mar 31, 2024
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	4,568
$0.01 decrease in strength of the Canadian dollar against the Euro	(4,568)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	6,646
$0.01 decrease in strength of the Canadian dollar against the US $	(6,646)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(28,375)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	28,375

Commodity price risk - European natural gas
#eu#5.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(239,617)
#eu#5.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	316,658

11. Cash and cash equivalents

The following table summarizes Vermilion’s cash and cash equivalents:

	As at
	Mar 31, 2024	Dec 31, 2023
Cash on deposit with financial institutions	254,651	140,795
Guaranteed investment certificates	-	661
Cash and cash equivalents	254,651	141,456

Vermilion Energy Inc. ■ Page 61 ■ 2024 First Quarter Report

DIRECTORS

Robert Michaleski [1,3,5]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [7,9]

Edwards, Colorado

Carin Knickel [4,7,11]

Golden, Colorado

Stephen P. Larke [3,5,10]

Calgary, Alberta

Timothy R. Marchant [6,9,11]

Calgary, Alberta

William Roby [7,8,11]

Katy, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Myron Stadnyk [7,9]

Calgary, Alberta

Judy Steele [3,5,11]

Halifax, Nova Scotia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair __(Independent)

[5] Governance and Human Resources Committee Member

__(Independent)

[6] Health, Safety and Environment Committee Chair __(Independent)

[7] Health, Safety and Environment Committee Member

__(Independent)

[8] Technical Committee Chair (Independent)

[9] Technical Committee Member

__(Independent)

[10] Sustainability Committee Chair (Independent)

[11] Sustainability Committee Member (Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher *

President & Chief Executive Officer

Lars Glemser *

Vice President & Chief Financial Officer

Tamar Epstein

General Counsel

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin *

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig *

Vice President North America

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

Jamie Gagner

Corporate Secretary

* Principal Executive Committee Member

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Alberta Treasury Branches

Bank of America N.A., Canada Branch

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

La Caisse Centrale Desjardins du Québec

Citibank N.A., Canadian Branch - Citibank Canada

Canadian Western Bank

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 62 ■ 2024 First Quarter Report